FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Consolidated Financial Statements as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006

$ : Argentine peso

US$ : US dollar

$3.453 = US$1 as of December 31, 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

INDEX

Page
Consolidated Balance Sheets as of December 31, 2008 and 2007	1
Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006	2
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006	3
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	4
Index to the Notes to the Consolidated Financial Statements	5
Notes to the Consolidated Financial Statements	6

Report of Independent Registered Public Accounting Firm
Management’s Report on Internal Control Over Financial Reporting

Operating and financial review and prospects as of December 31, 2008
Corporate information

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2008 and 2007

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2008	As of December 31, 2007
ASSETS
Current Assets
Cash and banks	$36	$45
Investments	1,089	947
Accounts receivable, net	1,009	898
Other receivables, net	201	332
Inventories, net	251	157
Other assets, net	6	5

Total current assets	2,592	2,384

Non-Current Assets
Other receivables, net	87	282
Investments	7	2
Fixed assets, net	6,188	5,738
Intangible assets, net	772	760
Other assets, net	3	5

Total non-current assets	7,057	6,787

TOTAL ASSETS	$9,649	$9,171

LIABILITIES
Current Liabilities
Accounts payable	$1,769	$1,640
Debt	1,355	1,474
Salaries and social security payable	237	164
Taxes payable	618	266
Other liabilities	48	50
Contingencies	36	49

Total current liabilities	4,061	3,643

Non-Current Liabilities
Accounts payable	27	—
Debt	688	1,724
Salaries and social security payable	83	43
Taxes payable	224	289
Other liabilities	146	120
Contingencies	319	243

Total non-current liabilities	1,487	2,419

TOTAL LIABILITIES	$5,548	$6,062

Minority interest	81	79
SHAREHOLDERS’ EQUITY	$4,020	$3,030

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,649	$9,171

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2008	2007	2006
Continuing operations
Net sales	$10,608	$9,074	$7,372
Cost of services	(5,648)	(4,973)	(4,494)

Gross profit	4,960	4,101	2,878
General and administrative expenses	(368)	(313)	(267)
Selling expenses	(2,551)	(2,152)	(1,717)

Operating income	2,041	1,636	894
Gain on equity investees	—	—	5
Financial results, net	(265)	(441)	(484)
Other expenses, net	(268)	(98)	(184)

Net income before income tax and minority interest	1,508	1,097	231
Income tax (expense) benefit, net	(535)	(292)	22
Minority interest	(12)	(23)	(22)

Net income from continuing operations	961	782	231

Discontinued operations
Income from the operations	—	1	13
Income from assets disposal	—	101	—

Net income from discontinued operations	—	102	13

Net income	$961	$884	$244

Net income per share	$0.98	$0.90	$0.25

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2008, 2007 and 2006

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings				Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated earnings (deficit)	Total
Balances as of January 1, 2006	$984	3,044	4,028	277	31	(2,469)	(2,161)	$1,867
As approved by the Shareholders’ Ordinary Meeting held on April 27, 2006:
Absorption of accumulated losses	—	(356)	(356)	(277)	—	633	356	—
Foreign currency translation adjustments	—	—	—	—	18	—	18	18
Net income for the year	—	—	—	—	—	244	244	244

Balances as of December 31, 2006	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	17	—	17	17
Net income for the year	—	—	—	—	—	884	884	884

Balances as of December 31, 2007	$984	2,688	3,672	—	66	(708)	(642)	$3,030
Foreign currency translation adjustments	—	—	—	—	21	—	21	21
Changes in the fair value of cash flow hedges, net of tax	—	—	—	—	8	—	8	8
Net income for the year	—	—	—	—	—	961	961	961

Balances as of December 31, 2008	$984	2,688	3,672	—	95	253	348	$4,020

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$961	$884	$244
Net income from discontinued operations	—	(102)	(13)

Net income for the year from continuing operations	961	782	231
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	99	124	103
Depreciation of fixed assets	1,267	1,377	1,342
Amortization of intangible assets	22	39	49
Gain on equity investees	—	—	(5)
Consumption of materials	110	80	66
Gain on sale/disposal of fixed assets and other assets	—	(19)	(7)
Provision for lawsuits and contingencies	100	79	153
Holdings (gain) loss on inventories	(2)	59	5
Interest and other financial losses on loans	563	498	534
Income tax	531	284	(43)
Minority interest	12	23	22
Net increase in assets	(486)	(366)	(283)
Net increase (decrease) in liabilities	142	(14)	193

Total cash flows provided by operating activities	3,319	2,946	2,360

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,546)	(1,208)	(825)
Intangible asset acquisitions	(15)	(35)	(41)
Acquisition of Cubecorp	(97)	—	—
Proceeds for the sale of fixed assets and other assets	12	21	17
Decrease (increase) in investments not considered as cash and cash equivalents	329	(533)	45
Proceeds for the sale of equity investees	—	182	—

Total cash flows used in investing activities	(1,317)	(1,573)	(804)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	91	45	36
Payment of debt	(1,444)	(1,290)	(1,113)
Payment of interest and debt-related expenses	(185)	(293)	(414)
Cash dividends paid	(20)	(38)	—
Payment of capital reimbursement of Nucleo	—	—	(4)

Total cash flows used in financing activities	(1,558)	(1,576)	(1,495)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	444	(203)	61
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	458	661	600

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$902	$458	$661

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

Telecom Argentina S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Company had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of the subsidiaries with their respective percentage of capital stock owned as of December 31, 2008, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc.	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97
	Cubecorp Argentina S.A. (“Cubecorp”)	100.00%		07.15.08

Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Nucleo S.A. (“Nucleo”)	67.50%	Personal	02.03.98

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2008.

As of December 31, 2007 and 2006, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

The principal features of the regulatory framework in Argentina have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2008

As of December 31, 2008, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of December 31, 2008, the Company’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the serious non-performance of material obligations;

-	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

-	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

-	the Company’s bankruptcy.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference prices for interconnection. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 by means of which it was created a Working Commission made up by members of the SC and the CNC, with a 120-days term to prepare a draft of the Number Portability Regulation.

•	Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the SU Fund for those that are still pending. Likewise, the SC could choose to consider as SU other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

The new regulation establishes two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

It also establishes that the SC will review the SU programs which were established under the previous regulation, guaranteeing the continuity of those being under execution and implementing those that were reviewed.

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective areas of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU Programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (net of taxes) to the SU Fund and keeps the “pay or play” mechanism for the contribution of the monthly fee or, if corresponds, the claim of the receivable.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers -two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers - and another member to be appointed by independent carriers). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with assisting and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval of the SC.

The Decree also requires telecommunications service providers to create, within 60 days from its effective date of publication, a procedure to select the Fiduciary institution and to provide a Fiduciary agreement proposal, both subject to the SC approval. At the date of issuance of these consolidated financial statements, the Technical Committee has been created and has begun to analyze the limit of its functions and the procedures associated to them. Likewise, telecommunications service providers had already selected the Fiduciary institution and had sent to the SC the Fiduciary agreement which was approved by the SC in January 2009, but there is still pending some administrative matters for the creation of the SU Fund.

On December 9, 2008, the SC issued Resolution No. 405/08 which stipulates that telecommunication service providers should deposit into their special accounts the 1% of the revenues as defined in Decree No. 558/08, without offsetting any cost incurred for the provision of this service.

On January 12, 2009, the Company and Personal, filed their claims before the SC against the provisions of SC Resolution No. 405/08, based on the illegality of this rule, for it is opposite to the provisions of the Decree No. 558/08, and offends the rights of both licensees to consider in the determination of the investment contribution, the compensation for the provision of the programs of SU, in accordance with the “pay or play” mechanism, as stated in the Decree No. 558/08.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

The management of the Group, with the opinion of its legal counsels, considers it has meritorious legal defenses for the favorable outcome of the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending of approval from the Regulatory Authority.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that, considering the complexity of this methodology, efforts should be made to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After several years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 - December 2008 Telecom has estimated a receivable of $401 (unaudited) and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the approval of the SU programs, the review by the Regulatory Authority and the availability of funds in the trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2008, this provision amounts to $121. In addition, in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007 - December 2008 an account payable of $39. As a consequence, as of December 31, 2008, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $36) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC, by means of CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15 and calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

                In December 2006, the CNC issued a preliminary report on the verification of such SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; so, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

In September 2008, Personal has rejected the claim explaining its grounds to justify the interest rate applied. However, the management of Personal has considered the implementation of the reimbursement of the interests claimed by the CNC. As a consequence, Personal has recorded a provision of $9 with counterpart in the line item “Financial results, net”. Personal estimates this implementation would be ready soon.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by the telephone lines installed in penal institutions and system with the purpose of registering the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, the Company was evaluating the feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

At December 31, 2008, the Company has a net receivable of $81 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the line item “Other receivables” ($11 as current receivables and $93 as non-current receivables).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2008, the reserves corresponding to these regulatory duties amounted to $86.

As from December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region. The Company has started to install fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $10.2. Management of the Company is reviewing the results, and if the amount is appropriate, the Company intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d - Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

                On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. The Company has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2008 and 2007, the Company recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (j) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

(j) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2009.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be successfully completed.

(k) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

This regulation, thus, reduce the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Nucleo, Micro Sistemas, Telecom Argentina USA and Cubecorp). As of December 31, 2007 and 2006, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 - February 2003	119.73
January 2002 - September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2008, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) – (II)
Total assets	9,649	9,599	(50)
Total liabilities	5,548	5,530	(18)
Minority interest	81	81	—
Shareholders’ equity	4,020	3,988	(32)
Net income	961	970	9
(*) As required by CNV resolution. (**) As required by Argentine GAAP.

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(g) Concentration of credit risk

The Company’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,937,000 (unaudited) at December 31, 2008, 3,849,000 (unaudited) at December 31, 2007 and 3,750,000 (unaudited) at December 31, 2006 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,425,000 (unaudited) at December 31, 2008, 3,767,000 (unaudited) at December 31, 2007 and 3,032,000 (unaudited) at December 31, 2006.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company computes net income per common share by dividing net income for the year by the weighted average number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

                Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”)

                Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $67 as of December 31, 2008 (in the Voice, data and Internet segment) and $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment).

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.g, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year-end.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $11 of net carrying value as of December 31, 2008. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	5-10
Switching equipment	5-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

As a consequence of the commercial decision of accelerating the migration from TDMA technology to GSM technology, during fiscal year 2007 Personal had accelerated depreciation of the TDMA network, expecting to be concluded by March 31, 2008. As a consequence of the claim of several customers, the canceling of the TDMA network concluded in June 2008. By means of this, the depreciation of this network amounted to $243 and $64 for the years ended December 31, 2007 and 2008, respectively.

                The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007. Renovation costs are being amortized in 5 years.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

- Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

                The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(n) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At December 31, 2008 the Company holds capital leases in the amount of $9, maturing in fiscal year 2009. A summary by major class of fixed assets covered by capital leases at December 31, 2008 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(6)

Net value	13

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

(p) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the year ended December 31, 2008, Telecom has estimated a provision for income taxes, net of part of the receivable from the tax on minimum presumed income and of payments in advance of income taxes. Accordingly, and considering that Telecom’s 2008 economic-financial projections estimate an income tax payable, the receivable for the tax on minimum presumed income was included in “Other current receivables”.

For the year ended December 31, 2008, Personal has estimated a provision for income taxes, net of the receivable from the tax on minimum presumed income and of payments in advance of income taxes.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2008, 2007 and 2006.

(q) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The following tables summarize benefit costs for the years ended December 31, 2008, 2007 and 2006, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Accumulated benefit obligation	$5	$7
Effect of future compensation increases	4	11

Projected benefit obligation	$9	$18

	Years ended December 31,
	2008	2007	2006
Service cost	$1	$1	$1
Interest cost	3	3	3

Total benefit cost	$4	$4	$4

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2008	2007	2006
Discount rate (1)	10.5%	10.5%	10.5%
Projected increase rate in compensation	10-16%	10.5-14%	10-12%
(1) Represents estimates of real rate of interest rather than nominal rate in $.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(r) Exchange of debt instruments

                Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(s) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(t) Derivatives to hedge the Company’s exposure to foreign currency and/or interest rate fluctuations

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. These swap agreements expired in October 2008, generating a net income of funds approximately equivalent to $170.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (loss) on derivatives”.

2. Non-Deliverable Forward (“NDF”) contracts to purchase US Dollars at fixed rate

a) For Notes denominated in foreign currency

During last quarter of 2008, Telecom Argentina entered into several contracts to purchase a total amount of US$ 108.5 million for a fixed forward average price of Argentine peso 3.49 per US dollar maturing April 2009 in order to hedge its exposure to foreign currency fluctuations with respect to its Notes denominated in foreign currency. During January 2009, the Company entered into new supplementary derivative contracts (additional information in Note 17).

Considering that the Company primarily generates cash flows in Argentine pesos and the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations (due to the existence of the prepaid terms), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (loss) on derivatives” with the counterpart in the line “Other receivables” in an amount of $9.

b) For foreign currency service contracts

In June 2008, Personal entered into several NDF contracts to purchase a total amount of US$ 39.7 million between September 2008 and December 2009 for fixed forward prices of Argentine peso 3.0785 through 3.4450 per US dollar in order to hedge its exposure to US dollar fluctuations related to a software license service contract to be quarterly cancelled in US dollars. Some of these contracts have matured (US$ 7.1 million in September 2008 and US$ 7.1 million in December 2008) and the outstanding contracts amount to US$ 25.4 million.

In July 2008, Telecom also entered into several NDF contracts to purchase a total amount of US$ 4.7 million between January 2009 and September 2009 for fixed forward prices of Argentine peso 3.11 through 3.30 per US dollar in order to hedge its exposure to US dollar fluctuations related to a software and hardware service contract to be monthly cancelled in US dollars.

The critical terms of NDF contracts and service contracts (amounts and maturities) are the same, allowing a perfect cash flows matching between both contracts.

Considering the management objective and strategy to reduce its exposure to US dollar fluctuations and denominate its obligations in Argentine peso, currency in which the Company mainly generates its cash flow, the Company designated these NDF contracts as effective cash flow hedges of software license service contract (an unrecognized firm commitment). Changes in the fair value of cash flow hedges were recognized as a separate component of Shareholders’ equity of the balance sheet, which subsequently will be reclassified to earnings when the hedged item affects earnings. As of December 31, 2008, the fair value of these derivative instruments was a receivable of $13.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2008, 2007 an 2006 are shown in Note 16.h. under the line item “Advertising”.

(w) Results from discontinued operations

Under Argentine GAAP, the sale of the former subsidiary Publicom, approved by the Company’s Board of Directors in March 2007, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of the disposal date identifying the results of operations in a separate line “Income from discontinued operations” of the consolidated statements of income.

A summary of the results of operations of Publicom, net of intercompany transactions, which were included in this separate line, is as follows:

	Years ended December 31,
	2007	2006
Income from the operations
Net sales	$3	$65
Salaries and social security	(2)	(11)
Taxes	—	(1)
Maintenance, materials and supplies	—	(22)
Bad debt expense	—	(1)
Fees for services	—	(1)
Advertising	(1)	(3)
Other commissions	—	(3)
Others	(1)	(4)

Operating (loss) income before depreciation and amortization	(1)	19
Depreciation of fixed assets and amortization of intangible assets	—	(1)

Operating (loss) income	(1)	18
Financial results, net	1	2
Other expenses, net	—	(2)

Net income before income tax	—	18
Income tax benefit (expense)	1	(5)

Net income from the operations	1	13

Income from assets disposal
Income from the sale of the shares	182	—
Equity value at March 31, 2007	(15)	—
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)	—

Net income before income taxes	164	—
Income taxes	(63)	—

Net income from assets disposal	101	—

Income from discontinued operations	$102	$13

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2008	As of December 31, 2007
Cash	$9	$7
Banks	27	38

	$36	$45

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(b) Investments

Investments consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Time deposits	$718	$848
Government bonds	223	—
Mutual funds	144	99
Related parties (Note 7)	4	—

	$1,089	$947

Non current
Related parties (Note 7)	$6	$1
2003 Telecommunications Fund	1	1

	$7	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Voice, data and Internet	$538	$478
Wireless (i)	602	539
Wireless - related parties (Note 7)	5	7

Subtotal	1,145	1,024
Allowance for doubtful accounts (Note 16.e)	(136)	(126)

	$1,009	$898

Non current
Voice, data and Internet	$1	$—
Allowance for doubtful accounts (Note 16.e)	(1)	—

	$—	$—

(i) Includes $20 as of December 31, 2008 and $25 as of December 31, 2007 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Prepaid expenses	$57	$42
Tax credits	48	40
SU credits (Note 2.d)	36	9
NDF for Notes (Note 4.t.2.a and 4.t.1)	9	212
NDF for service contracts (Note 4.t.2.b)	13	—
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	11	12
Restricted funds	9	9
Other	41	31

Subtotal	224	355
Regulatory contingencies (Notes 2 g and i and 16.e)	(11)	(12)
Allowance for doubtful accounts (Note 16.e)	(12)	(11)

	$201	$332

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$93	$77
Prepaid expenses	21	15
Credit on minimum presumed income tax	20	227
Other tax credits	17	13
Restricted funds	15	14
Other	13	13

Subtotal	179	359
Regulatory contingencies (Notes 2 g and i and 16.e)	(75)	(64)
Allowance for doubtful accounts (Note 16.e)	(17)	(13)

	$87	$282

(e) Inventories

Inventories consist of the following:

	As of December 31, 2008	As of December 31, 2007
Wireless handsets and equipment (Note 16.f)	$267	$175
Allowance for obsolescence (Note 16.e)	(16)	(18)

	$251	$157

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Fixed assets held for sale	$7	$5
Allowance for other assets (Note 16.e)	(1)	—

	$6	$5

Non current
Fixed assets held for sale	$6	$9
Allowance for other assets (Note 16.e)	(3)	(4)

	$3	$5

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2008	As of December 31, 2007
Non current
Net carrying value (Note 16.a)	$6,207	$5,758
Write-off of materials (Note 16.e)	(19)	(20)

	$6,188	$5,738

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Fixed assets suppliers	$773	$563
Other assets and services suppliers	607	679
Inventories suppliers	157	202

Subtotal	1,537	1,444
Deferred revenues	134	103
Related parties (Note 7)	62	53
Agent commissions	21	34
SU reimbursement (Note 2.d.2)	15	6

	$1,769	$1,640

Non current
Fixed assets suppliers - Related parties (Note 7)	$27	$—

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Vacation, bonuses and social security payable	$193	$145
Termination benefits	44	19

	$237	$164

Non current
Termination benefits	$83	$43

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Income tax, net	$290	$1
Tax on SU (Note 2.d)	121	97
VAT, net	67	55
Turnover tax	47	43
Internal taxes	25	19
Regulatory fees	15	11
Tax on minimum presumed income	—	15
Other	53	25

	$618	$266

Non current
Deferred tax liabilities	$224	$289

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Guarantees received	$12	$7
Deferred revenue on sale of capacity and related services	10	7
Court fee	3	3
Contingencies payable	—	20
Other	21	13

	$46	$50

Non current
Deferred revenue on sale of capacity and related services	$86	$60
Asset retirement obligations	37	26
Court fee	11	12
Retirement benefits	9	18
Other	3	4

	$146	$120

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2008	2007	2006
Voice	$2,701	$2,601	$2,467
Internet	735	528	430
Data	217	173	156

Voice, data and Internet	3,653	3,302	3,053

Prepaid and post-paid	2,362	1,988	1,404
Roaming, TLRD and CPP	1,645	1,412	1,085
Value added services	1,735	1,264	815
Sale of handsets	712	583	536
Other	111	92	124

Wireless in Argentina	6,565	5,339	3,964

Prepaid and post-paid	269	301	244
Roaming, TLRD and CPP	79	102	90
Value added services	7	5	1
Sale of handsets	8	7	8
Internet	13	5	—
Other	14	13	12

Wireless in Paraguay	390	433	355

Total net sales	$10,608	$9,074	$7,372

(m) Gain on equity investees

Gain on equity investees consists of the following:

	Years ended December 31,
	2008	2007	2006
Gain on capital reimbursement of Nucleo	$—	$—	$6
Loss on 2003 Telecommunications Fund	—	—	(1)

	$—	$—	$5

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2008	2007	2006
Generated by assets
Interest income	$85	$94	$77
Related parties (Note 7)	1	1	—
Foreign currency exchange gain	104	26	6
Holding (gain) loss on inventories	2	(59)	(5)
Other	7	—	8

Total generated by assets	$199	$62	$86

Generated by liabilities
Interest expense	$(203)	$(294)	$(365)
Less capitalized interest on fixed assets	20	23	14
Loss on discounting of debt	(53)	(84)	(131)
Foreign currency exchange loss	(233)	(293)	(204)
Gain (loss) on derivatives	(29)	141	114
Gain on purchase of Notes	34	—	—
Other	—	4	2

Total generated by liabilities	$(464)	$(503)	$(570)

	$(265)	$(441)	$(484)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2008	2007	2006
Severance payments and termination benefits	$(144)	$(84)	$(48)
Provision for contingencies (Note 16.e)	(100)	(79)	(82)
Allowance for obsolescence of inventories (Note 16.e)	(12)	(7)	(5)
Provision for regulatory contingencies (Note 16.e)	(12)	(42)	(14)
Allowance for doubtful accounts and other assets	(6)	(4)	(13)
Allowance for obsolescence of materials (Note 16.e)	(2)	—	(22)
Gain on sale of fixed assets and other assets	—	19	7
Gain on SC Resolution No. 41/07 and IDC (Note 2.g and i)	—	92	—
Other, net	8	7	(7)

	$(268)	$(98)	$(184)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2008	2007	2006	2005
Cash and banks	$36	$45	$30	$44
Current investments	1,089	947	631	596

Total as per balance sheet	$1,125	$992	$661	$640
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	(534)	—	—
- Government bonds	(223)	—	—	(40)

Total cash and cash equivalents as shown in the statement of cash flows	$902	$458	$661	$600

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Years ended December 31,
	2008	2007	2006
Foreign currency exchange gain on cash and cash equivalents	$70	$17	$6
Interest income generated by current investments	44	52	42
Interest income generated by accounts receivable	42	41	35
Collection (payment) on swap settlement	170	12	(41)

Subtotal (originated in financial transactions)	326	122	42
Other cash flows provided by operating activities	2,993	2,824	2,318

Total cash flows provided by operating activities	$3,319	$2,946	$2,360

Income taxes eliminated from operating activities components:
	Years ended December 31,
	2008	2007	2006
Reversal of income tax included in the statement of income	$535	$292	$(22)
Income taxes paid	(4)	(8)	(21)

Total income taxes eliminated from operating activities	$531	$284	$(43)

Changes in assets/liabilities components:
	Years ended December 31,
	2008	2007	2006
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(23)	$(2)	$(5)
Trade accounts receivable	(175)	(221)	(132)
Other receivables	(180)	(92)	(61)
Inventories	(107)	(51)	(85)
Other assets	(1)	—	—

	$(486)	$(366)	$(283)

Net (decrease) increase in liabilities
Accounts payable	$52	$(22)	$247
Salaries and social benefits payable	112	44	30
Taxes payable	8	5	(33)
Other liabilities	8	9	22
Contingencies	(38)	(50)	(73)

	$142	$(14)	$193

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

Interest paid during the years ended December 31, 2008, 2007 and 2006, amounted to $185, $293 and $414, respectively.

•	Main non-cash operating transactions:

	Years ended December 31,
	2008	2007	2006
Provision for minimum presumed income tax	$—	$34	$46
Derivatives	200	129	155
Credit on minimum presumed income tax offset with income taxes	285	128	—
Credit on income tax from cash dividends paid by foreign companies	5	7	—
Foreign currency translation adjustments in assets	47	56	73
Foreign currency translation adjustments in liabilities	8	30	37

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2008	2007	2006
Acquisition of fixed assets (Note 16.a)	$(1,656)	$(1,416)	$(1,176)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(626)	(445)	(116)
Less:
Acquisition of fixed assets through incurrence of accounts payable	703	623	446
Capitalized interest on fixed assets	20	23	14
Wireless handsets lent to customers at no cost (i)	3	5	4
Asset retirement obligations	10	2	3

	$(1,546)	$(1,208)	$(825)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2008	2007	2006
Acquisition of intangible assets (Note 16.b)	$(41)	$(27)	$(72)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(5)	(14)	(6)
Less:
Acquisition of intangible assets through incurrence of accounts payable	31	6	13
Debt issue costs classified as financing activities	—	—	24

	$(15)	$(35)	$(41)

Acquisition of Cubecorp includes:

	Years ended December 31,
	2008	2007	2006
Cash paid for the acquisition of the shares of Cubecorp	$(98)	$—	$—
Cash and cash equivalents included in the acquisition of Cubecorp	1	—	—

	$(97)	$—	$—

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2008	2007	2006
Collection of time deposits with maturities of more than three months	$334	$(532)	$—
Loan to Nortel	(5)	(1)	—
Government bonds with maturities of more than three months	—	—	45

Total cash flows from investments not considered as cash equivalents	$329	$(533)	$45

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

•	Financing activities components:

	Years ended December 31,
	2008	2007	2006
Debt proceeds	$91	$45	$36
Payment of Notes	(1,119)	(932)	(1,027)
Purchase of Notes	(237)	—	—
Payment of bank loans	(88)	(358)	(86)
Payment of interest on Notes	(180)	(264)	(316)
Payment of interest on bank loans	(5)	(29)	(74)
Dividends paid	(20)	(38)	—
Payment of debt restructuring related expenses	—	—	(24)
Payment of liquidating dividend of Nucleo	—	—	(4)

Total financing activities components	$(1,558)	$(1,576)	(1,495)

In April 2008, Nucleo paid cash dividends amounting to $62, corresponding $20 to the minority shareholders. In May 2007, Nucleo had paid cash dividends amounting to $88, corresponding $38 to the minority shareholders.

7 - Related party transactions

(a) Controlling group

As of December 31, 2008, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

Nortel’s ordinary shares (67.79% of the capital stock) are owned by Sofora Telecomunicaciones S.A. (“Sofora”). As of December 31, 2008, Sofora’ s shares (as recorded in this company) are owned by the Telecom Italia Group (50%), W de Argentina - Inversiones S.L. (48%) and France Câbles et Radio and Atlas Services Belgium (jointly the remaining 2%).

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(b) Put option acquired by W de Argentina - Inversiones S.L.

In September 2003, W de Argentina - Inversiones S.L., acquired a put option on the 2% interest in Sofora that was owned by France Câbles et Radio and Atlas Services Belgium. Telecom Argentina has been informed by W de Argentina - Inversiones S.L. that it exercised its 2% option on February 1, 2008. Additionally, Sofora has notified Telecom Argentina that on February 12, 2008, it received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina - Inversiones S.L..

Sofora, with the goal of obtaining certainty on this matter, submitted a petition to the SC requesting it to determine if, in accordance with rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities.

Similarly, W de Argentina - Inversiones S.L. has informed Telecom that it is their position that prior authorization by the SC was not necessary, and accordingly, that it requested the immediate registration of such transfer of interest and that it had brought legal actions accordingly.

At the date of issuance of these consolidated financial statements, neither the Court nor the SC have decided on this subject.

(c) Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired two call options on W de Argentina - Inversiones S.L.’ entire interest in Sofora (“the Telecom Italia International N.V. Options”) for an aggregate purchase price (premium price) of US$60 million.

The exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

On December 29, 2008, the Argentine Antitrust Commission issued Resolution No. 123/08 resolving that until the Commission issues its decision over the Telecom Italia International N.V. Options, as provided by Law No. 25.156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to, those purchase options”. The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the Argentine Antitrust Commission, by means of Resolution No. 6/09, rejected the appeal for lack of irreparable damage but affirmed that the parties would keep their rights, because the Resolution No. 123/08 only “implies a suspension of the terms provided in the Options until the Regulatory Authority mentioned in Law No. 25.156” resolves on the Transaction, as mentioned in e) below.

Telecom Argentina has been informed that W de Argentina - Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s registry of shareholders, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. At the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

The Telecom Italia International N.V. Options are: (i) a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and (ii) a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013

(d) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(e) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (from Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

As a consequence of the Transaction, Pirelli & C. S.p.A. and its subsidiaries and controlled companies are no longer related parties of the Telecom Group.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia) and the existing regulatory framework. Some of these different opinions were adopted by members of Telecom Argentina’s Board. Various legal actions involving Telecom’s indirect shareholders were also initiated.

Similarly, the Transaction required the intervention of the Argentine Antitrust Commission and the CNC.

Additional information on the Transaction and its consequences can be consulted in www.cnv.gov.ar (section “Autopista de Información Financiera”) and in www.sec.gov.

(f) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

The following is a summary of the balances and transactions with related parties as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006:

7 - Related party transactions (continued)

	As of December 31, 2008	As of December 31, 2007
Investments
Standard Bank (a) (c)	$4	$—

	$4	$—

Accounts receivable
TIM Celular S.A. (b)	$2	$5
Telecom Italia S.p.A. (b)	3	2

	$5	$7

Non-current investments
Nortel S.A.	$6	$1

	$6	$1

Current accounts payable:
Italtel Argentina S.A. (b)	$37	$25
Telecom Italia Sparkle S.p.A. (b)	12	9
Latin American Nautilus Argentina S.A. (b)	4	2
Latin American Nautilus Ltd. (b)	3	—
Telecom Italia S.p.A. (b)	2	12
Latin American Nautilus USA Inc. (b)	1	1
TIM Celular S.A. (b)	1	—
Etec S.A. (b)	1	1
Entel S.A. (Bolivia) (b) (d)	—	2
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	1

	$62	$53

Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$24	$—
Latin American Nautilus Argentina S.A. (b)	2	—
Latin American Nautilus USA Inc. (b)	1	—

	$27	$—

		Years ended December 31,
	Transaction description	2008	2007	2006
Services rendered:
TIM Celular S.A. (b)	Roaming	$14	$12	$9
Telecom Italia S.p.A. (b)	Roaming	6	7	5
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	7	6	6
Latin American Nautilus Argentina S.A. (b)	International inbound calls	1	2	1
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	3	2
Standard Bank (a) (c)	Usage of fixed telephony	5	5	—
Standard Bank (a) (c)	Interest	—	1	—
Nortel S.A	Interest	1	—	—

Total services rendered		$34	$36	$23

Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	(41)	(17)	(19)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(14)	(28)	(17)
Italtel Argentina S.A. (b)	Maintenance, materials and supplies	(6)	(3)	(4)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(5)	(6)	(10)
Etec S.A. (b)	International outbound calls	(4)	(4)	(4)
Latin American Nautilus Argentina S.A. (b)	Lease of circuits	(4)	(1)	(2)
Latin American Nautilus USA Inc. (b)	International outbound calls	(2)	(1)	(1)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	(1)	(5)	(4)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(10)	(8)	(6)
Caja de Seguros S.A. (a)	Insurance	(3)	(2)	(2)
La Estrella Cía de Seguros de retiro S.A. (a)	Salaries and social security	(1)	(1)	—
Caja de Ahorro y Seguro S.A. (a)	Insurance	—	(1)	(2)
Haras El Capricho S.A. (a)	Advertising	—	(1)	—

Total services received		$(91)	$(78)	$(71)

Purchases of fixed assets/intangible assets:
Italtel Argentina S.A. (b)		$111	$85	$51
Telecom Italia Sparkle S.p.A. (b)		33	26	47
Latin American Nautilus Ltd.(b)		4	—	—
Latin American Nautilus Argentina S.A.(b)		2	1	3
Telecom Italia S.p.A. (b)		1	2	—
Latin American Nautilus USA Inc.(b)		1	—	1

Total fixed assets and intangible assets		$152	$114	$102

(a)	Such companies relate to W de Argentina - Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	This company is a related party as from April 2007.
(d)	This entity is no longer related party at April 2008.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

8 - Debt

8.1. Short-term and long-term debt

As of December 31, 2008 and 2007, the Company’s short-term and long-term debt comprises the following:

	As of December 31, 2008	As of December 31, 2007
Short-term debt:
- Principal:
Notes	$1,255	$1,372
Bank loans	89	69

Subtotal	1,344	1,441
- Accrued interest	20	30
- Effect on discounting of debt	(9)	—
- Derivatives	—	3

Total short-term debt	$1,355	$1,474

Long-term debt:
- Principal:
Notes	$688	$1,781
Bank loans	—	5

Subtotal	688	1,786
- Effect on discounting of debt	—	(62)

Total long-term debt	$688	$1,724

Total debt	$2,043	$3,198

The following table segregates the Telecom Group’s debt by company as of December 31, 2008:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2008	Consolidated as of December 31, 2007
¿ Principal	1,255	688	89	2,032	3,227
¿ Accrued interest	17	1	2	20	30

Subtotal	1,272	689	91	2,052	3,257
¿ Effect on discounting of debt	(9)	—	—	(9)	(62)
¿ Derivatives	—	—	—	—	3

Total debt	1,263	689	91	2,043	3,198

¡ Short-term debt	1,263	1	91	1,355	1,474
¡ Long-term debt	—	688	—	688	1,724

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2008:

							Book value at December 31, 2008 (in million of $)
Series	Class	Nominal value (in million)	Outstanding nominal value (in million)	Outstanding debt	Interest rate (“Step-up”) (*)	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	Fair value as of December 31, 2008
Listed
A-1	1	US$ 98	US$ 98	US$ 40	8.00%	Oct 2014	139	2	141	(1)	140		108
A-1	2	Euro 493	Euro 414	Euro 170	6.89%	Oct 2014	816	12	828	(5)	823		661

							955	14	969	(6)	963		769

Unlisted
A-2	1	US$ 7	US$ 7	US$ 3	8.00%	Oct 2014	11	—	11	—	11		8
A-2	2	Euro 41	Euro 41	Euro 17	6.89%	Oct 2014	81	1	82	(1)	81		65
A-2	3	Yen 12,328	Yen 12,328	Yen 5,074	3.69%	Oct 2014	193	2	195	(2)	193		155
A-2	4	$26	$26	(**) $15	3.42%	Oct 2014	15	—	15	—	15		12

							300	3	303	(3)	300	(***)	240

							1,255	17	1,272	(9)	1,263		1,009

(*)	Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.
(**)	The outstanding debt includes the CER adjustment.
(***)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.

As from the issuance of the Notes through October 15, 2008, the Company has made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to October 2011. By means of this, since the issuance date of the notes, the Company has cancelled 58.84% of Series A Notes and 100% of Series B Notes (issued by US$999 million).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Since October 16, 2008, Telecom Argentina purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of Euros 78,940,277 of Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding nominal amount of Euros 32,491,818). The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. As a consequence of these operations, the Series A Notes nominal outstanding debt is 41.16%.

Measurement of the Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2008	B+	AA-	B+	AA-
December 31, 2008	B	AA-	B	AA-
February 12, 2009	B-	AA-	B	AA-

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

Based on the December 31, 2007 and June 30, 2008 financial statements, the Company has determined an “excess cash” of $427 and $179, respectively. As a consequence, with these “excess cash” and voluntary payments, Telecom Argentina made principal payments of Notes, in the amount of $822 and $ 253 on April 15, 2008 and October 15, 2008, respectively.

Based on the December 31, 2008 financial statements, the Company has determined an “excess cash” of $109 (equivalent to US$ 32 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the Notes require that the Company complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

The Company is in compliance with all debt covenants.

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the Notes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

•	Claims by non-participant creditors

In October 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, in September 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

An alleged creditor, the Argo Fund, filed several actions against Telecom’s petition. All rulings were granted in favor of Telecom Argentina’s position. So, the final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. Notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

During fiscal year 2008, Personal cancelled the two last Series 2 installments (including accrued interest) for an aggregate amount of $50 ($44 for principal amount and $6 for interest amount).

Additionally, during fiscal year 2008, Personal cancelled Series 3 interest for an amount of $65 (equivalent to US$20 million). During the last quarter of fiscal year 2008, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 40,098,000 of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. At the date of issuance of these consolidated financial statements, Personal purchased Notes pursuant to market purchase transactions (additional information in Note 17).

The following table shows the outstanding series of Notes as of December 31, 2008:

Series	Nominal value (in millions)	Outstanding nominal value (in millions)	Term in years	Maturity date	Annual rate %	Book value as of December 31, 2008 (in million of $)				Fair value as of December 31, 2008
						Principal	Accrued interest	Issue discount and underwriting fees	Total
3	US$ 240	US$ 200	5	December 2010	9.25	690	1	(2)	689	602

Total						690	1	(2)	689	602

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2008	B+	AA-	B+	AA-
December 31, 2008	B	AA-	B	AA-
February 12, 2009	B-	AA-	B	AA-

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. At maturity date, Personal fully paid this loan for an aggregate amount of US$12 million, equivalent to $38 ($37 for principal and $1 for interest).

3. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

-	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

-	in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

4. Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

(b) Nucleo

Debt in foreign currency (US$)

During fiscal year 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; at December 31, 2008, Nucleo has cancelled US$ 7.9 million at the respective due date.

At the date of issuance of these consolidated financial statements, Nucleo has cancelled the remaining US$ 1.6 million.

Debt in local currency (Guaranies)

During fiscal year 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with a maturity date between six and nine months and a payment of accrued interests that shall be made quarterly. At December 31, 2008, Nucleo has cancelled, at the due date, Guaranies 49,406 million (equivalent to $32) and has renewed the remaining loan for a total amount of Guaranies 12,750 million (equivalent to $8). This new loan is a bullet loan with an average four-month installments. During fiscal year 2009, Nucleo has renewed this loan with a year-maturity date and a payment of accrued interests that shall be made quarterly.

During the second and third quarter of 2008, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 107,700 million (equivalent to $75), with an average maturity date of nine months. At the date of issuance of these consolidated financial statements, Nucleo has cancelled, Guaranies 20,800 million (equivalent to $15).

(c) Cubecorp

At the time of incorporation to the Telecom Group, Cubecorp had bank loans for a total amount of $9 (equivalent to US$ 2.5 million). At December 31, 2008, such financial debt was totally cancelled.

9 - Shareholders’ equity

(a) Common stock

At December 31, 2008, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

                In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 - Shareholders’ equity (continued)

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee for a two-year term.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above. The remaining 17,205 Class “C” shares belong to individual shareholders, 2,822 of which are blocked by different injunctions.

10. Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable for the years ended December 31, 2008 and 2007 consists of the following:

	As of December 31, 2008					As of December 31, 2007
	Telecom	Cubecorp	Personal	Nucleo	Total
Income tax provision	$238	$—	$390	$7	$635	$134
Credit on minimum presumed income tax	(230)	—	(5)	—	(235)	(103)
Payments in advance of income taxes	(8)	—	(94)	(8)	(110)	(30)

Income tax payable (receivable)	—	—	291	(1)	290	1
Non current net deferred tax liabilities (assets)	210	9	6	(1)	224	289

Total deferred tax liabilities (assets)	$210	$9	$297	$(2)	$514	$290

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2008					As of December 31, 2007
	Telecom	Cubecorp	Personal	Nucleo	Total
Tax loss carryforwards	$—	$1	$1	$—	$2	$130
Allowance for doubtful accounts	34	—	41	—	75	81
Provision for contingencies	125	—	30	—	155	129
Other deferred tax assets	105	1	7	—	113	117

Total deferred tax assets	264	2	79	—	345	457
Fixed assets	(63)	—	(49)	4	(108)	(103)
Inflation adjustments (i)	(387)	(10)	(16)	(3)	(416)	(527)
Purchase price allocation of Cubecorp’s fixed assets (ii)	(23)	—	—	—	(23)	—
Other deferred tax liabilities (iii)	(1)	—	(4)	—	(5)	—
Estimated cash dividends receivable from foreign companies	—	—	(5)	—	(5)	(10)

Total deferred tax liabilities	(474)	(10)	(74)	1	(557)	(640)

Subtotal deferred tax assets (liabilities)	(210)	(8)	5	1	(212)	(183)
- Valuation allowance	—	(1)	(11)	—	(12)	(106)

Net deferred tax (liabilities) assets as of December 31, 2008	$(210)	$(9)	$(6)	$1	$(224)

Net deferred tax (liabilities) assets as of December 31, 2007	$(283)	—	$(4)	$(2)		$(289)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	This deferred tax liability was generated by the acquisition of shares of Cubecorp and has no impact in the consolidated statement of income.
(iii)	This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges and has no impact in the consolidated statement of income.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

Income tax benefit (expense) for the years ended December 31, 2008, 2007 and 2006 consists of the following:

	Year ended December 31, 2008
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Total
Current tax expense	$(238)	$—	$(390)	$(7)	$—	$(635)
Deferred tax benefit (expense)	94	(1)	2	3	—	98
Valuation allowance	3	(1)	—	—	—	2

Income tax expense	$(141)	$(2)	$(388)	$(4)	$—	$(535)

	Year ended December 31, 2007
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Total
Current tax expense	$—	$—	$(116)	$(17)	$(1)	$(134)
Deferred tax expense	(159)	—	(87)	(1)	—	(247)
Valuation allowance	100	—	(11)	—	—	89
Current tax expense from discontinued operations	(63)	—	—	—	—	(63)

Income tax expense	$(122)	$—	$(214)	$(18)	$(1)	$(355)

	Year ended December 31, 2006
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Total
Current tax expense	$—	$—	$—	$(8)	$—	$(8)
Deferred tax (expense) benefit	(48)	—	(4)	1	—	(51)
Valuation allowance	81	—	—	—	—	81

Income tax benefit (expense)	$33	$—	$(4)	$(7)	$—	$22

Income tax benefit (expense) from continuing operations for the years ended December 31, 2008, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$2,186	$39	$2,225
Non taxable items - Gain on equity investees	(731)	—	(731)
Non taxable items - Other	48	(15)	33

Subtotal	1,503	24	1,527
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(527)	(2)	(529)
Additional income tax from cash dividends paid by foreign companies	(6)	(2)	(8)
Change in valuation allowance	2	—	2

Income tax expense as of December 31, 2008	$(531)	$(4)	$(535)

Pre-tax income on a separate return basis	$1,399	$89	$1,488
Non taxable items - Gain on equity investees	(391)	—	(391)
Non taxable items - Other	(34)	17	(17)

Subtotal	974	106	1,080
Statutory income tax rate	35%	(* )

Income tax expense at statutory tax rate	(341)	(12)	(353)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Change in valuation allowance	89	—	89

Income tax expense as of December 31, 2007	$(273)	$(19)	$(292)

Pre-tax income on a separate return basis	$268	$79	$347
Non taxable items - Gain on equity investees	(116)	—	(116)
Non taxable items - Other	(8)	(7)	(15)

Subtotal	144	72	216
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(52)	(7)	(59)
Change in valuation allowance	81	—	81

Income tax benefit (expense) as of December 31, 2006	$29	$(7)	$22

(*)	In 2007, the statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 39.5%.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $943 as of December 31, 2008, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

✓	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

✓	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

✓	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

✓	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

✓	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

                Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2008, the Company has established reserves in an aggregate amount of $441 to cover potential losses under these claims ($86 for regulatory contingencies deducted from assets and $355 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2008, these restricted funds totaled $24 (included in the line item “Other receivables”).

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected the Company’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences before the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought mainly by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 - which expressly exempted the Company from issuing the profit sharing bonds provided in Law No. 23,696 - be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought - relying upon the criterion upheld by the relevant Prosecutors in each case - pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While two Divisions confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

In order to support its rights, the Company filed appeals against those unfavorable decisions, and although said decisions have not yet been analyzed by the Supreme Court of Justice, it is to be noted that the abovementioned decision of the Supreme Court, when resolving on the similar case against Telefonica, has generated a judicial precedent which, to the opinion of the legal counsels of the Company, increases the probabilities that the Company has to affront these contingencies, notwithstanding the right of repetition that attends Telecom against the National State.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay - licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percent of profit sharing, prescription criteria, distribution method between the beneficiaries of the program).

As of December 31, 2008, the management of the Company, with the aid of its legal counsels, has recorded allowances that estimates sufficient to insure the risks derived from these claims, having considered the legal antecedents available at the date of issuance of these consolidated financial statements.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2008, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network.

In April 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. The Company has appealed the decision to the Argentine Supreme Court of Justice, which was granted.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately $15 (including fines for $6.6).

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence before the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Acquisition of Cubecorp

(i) Description of the transaction

On July 15, 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98, equivalent to US$ 32.3 million at that date. Subsequently, Telecom transferred 5% of the shares to Personal for an approximate amount of $5, equivalent to US$ 1.6 million.

Within the framework of the positioning of the Company as an integrated ICT (“Information and Communication Technology”) solutions provider for the corporate wholesale segment and for the Government, Telecom acquires with Cubecorp a Data Center located in Pacheco, Department of Buenos Aires. It provides IT outsourcing services which include: computerized equipment, connectivity, information security, monitoring, storage, backboard and data recovery, support, operation and administration. Furthermore, Telecom adds to its interdisciplinary professional staff dedicated to the Data Centers solutions, a specialized and qualified staff, dedicated both to the operation and maintenance of the Data Center and to the marketing of these services.

With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs. This service quality is supported by several certifications obtained by Cubecorp (Banco Central de la República Argentina, SAP, EMC, Suntone, Cisco, Oracle and Microsoft).

On August 1st, 2008, Telecom and Personal jointly made irrevocable capital contributions for $10.5 to Cubecorp in accordance with their respective participations, and the corresponding shares are expected to be issued during fiscal year 2009.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved the Preliminary Agreement of Merger, by which Telecom would incorporate Cubecorp by merger, effective January 1st, 2009. As a consequence of this agreement and in order to facilitate the merger, Personal sold to Telecom its shares in an amount of US$1.8 million (equivalent to $6).

(ii) Accounting treatment

Under Argentine GAAP, the transaction described in a) above, was accounted for in accordance with the guidelines of RT 18 and RT 21, using the “Purchase method”.

The Company has then: i) determined the cost of acquisition as the total amount paid for the shares plus directly attributable costs related to the transaction and ii) assigned the cost of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of the acquisition cost to the assets acquired and liabilities assumed resulted in an increase of the value of the fixed assets acquired and the recognition of customer-related intangible assets, both net of tax effect.

The effects of the application of this method are included in “Application of the purchase method” in the table below.

In addition, at the time of the acquisition and in accordance with RT 21, Telecom has conformed the accounting policies used by Cubecorp to the Company’s. The only significant adjustment was the recognition of a deferred tax liability generated by the difference between book value of the fixed assets adjusted for inflation and the tax value of those assets. The effect is included in “Conformity of accounting policies” in the table below.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Acquisition of Cubecorp (continued)

(iii) Effect of the acquisition in the consolidated financial statements

A summary of the assets acquired and liabilities assumed, based on an special financial statement as of June 30, 2008 issued by the seller, is as follows:

	Special financial statement as of June 30, 2008	Conformity of accounting policies	Application of the purchase method	Estimated fair value of Cubecorp’s assets and liabilities
ASSETS
Cash and banks	1	—	—		1
Other receivables	19	—	(9)		10
Fixed assets	30	—	100	(a)	130
Intangible assets - customer relationship	—	—	2	(b)	2

Total assets	50	—	93	(I)	143

LIABILITIES
Accounts payable	3	—	—		3
Loans	8	—	—		8
Salaries and social security payable	2	—	—		2
Taxes payable	—	3	27		30
Other liabilities	1	—	—		1
Contingencies	1	—	—		1

Total liabilities	15	3	27	(II)	45

Total paid for shares				(I) - (II)	98

(a)	Includes $64 of purchase price allocation to fixed assets.
(b)	Corresponds to Cubecorp’s customer relationship.

The effect in the Group’s results of operations for the period between Cubecorp’s acquisition date and December 31, 2008 (that was included in the Voice, data and Internet reportable segment - see Note 13), is as follows:

Net sales	6
Salaries and social security	(2)
Taxes	(1)
Fees for services	(2)
Energy, water and others	(1)
Others	(1)

Operating loss before depreciation and amortization	(1)
Fixed assets depreciation	(4)

Operating loss	(5)
Financial results, net	1
Income tax expense	(2)

Net loss	(6)

Cubecorp’s cash flow contribution for the period between Cubecorp’s acquisition date and December 31, 2008, is as follows:

Cash flow used for operating activities	—
Cash flow provided by (used for) investing activities
Fixed asset acquisitions	(1)
Cash and cash equivalents included in Cubecorp’s acquisition	1

Cash flow provided by investing activities	—

Cash flow provided by (used for) financing activities
Capital contribution received	11
Payment of debt	(9)

Cash flow provided by financing activities	2

Increase in cash and cash equivalents	2
Cash and cash equivalents at the beginning of period	—

Cash and cash equivalents at year end	2

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Cubecorp
Micro Sistemas (i)

Wireless	Personal
Nucleo

(i)	Dormant entity at December 31, 2008, 2007 and 2006.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2008, 2007 and 2006, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2008

☐	Income statement information

	Voice, data and Internet	Wireless
Results from continuing operations	(a)	Personal	Nucleo	Subtotal	Total
Services	3,612	5,853	382	6,235	9,847
Equipment sales	41	712	8	720	761

Net sales	3,653	6,565	390	6,955	10,608
Salaries and social security	(931)	(256)	(30)	(286)	(1,217)
Taxes	(223)	(590)	(12)	(602)	(825)
Maintenance, materials and supplies	(373)	(148)	(20)	(168)	(541)
Bad debt expense	(10)	(55)	(2)	(57)	(67)
Interconnection costs	(156)	—	—	—	(156)
Cost of international outbound calls	(145)	—	—	—	(145)
Lease of circuits	(67)	(38)	(19)	(57)	(124)
Fees for services	(181)	(197)	(11)	(208)	(389)
Advertising	(137)	(224)	(27)	(251)	(388)
Agent commissions and distribution of prepaid cards commissions	(43)	(691)	(35)	(726)	(769)
Other commissions	(51)	(104)	(4)	(108)	(159)
Roaming	—	(174)	(3)	(177)	(177)
Charges for TLRD	—	(707)	(57)	(764)	(764)
Cost of sales	(38)	(978)	(10)	(988)	(1,026)
Others	(264)	(242)	(25)	(267)	(531)

Operating income before depreciation and amortization	1,034	2,161	135	2,296	3,330
Depreciation of fixed assets and amortization of intangible assets	(822)	(375)	(92)	(467)	(1,289)

Operating income	212	1,786	43	1,829	2,041
Financial results, net	(166)	(102)	3	(99)	(265)
Other expenses, net	(212)	(56)	—	(56)	(268)

Net (loss) income before income tax and minority interest	(166)	1,628	46	1,674	1,508
Income tax, net	(143)	(388)	(4)	(392)	(535)
Minority interest	—	—	(12)	(12)	(12)

Net (loss) income	(309)	1,240	30	1,270	961

(a) Includes net sales of $40, operating income before depreciation of $10, operating profit of $8 and net income of $8 corresponding to Telecom Argentina USA. ☐ Balance sheet information
Fixed assets, net	4,032	1,788	368	2,156	6,188
Intangible assets, net	173	598	1	599	772
Capital expenditures (without ARO and debt issue costs)	924	661	102	763	1,687
Net book value of Cubecorp’s fixed assets included in the acquisition of shares	132	—	—	—	132
Depreciation of fixed assets	(806)	(370)	(91)	(461)	(1,267)
Amortization of intangible assets (without debt issue costs)	(16)	(5)	(1)	(6)	(22)
Net financial debt	(679)	(139)	(85)	(224)	(903)

☐ Cash flow information
Cash flows provided by operating activities	1,781	1,435	103	1,538	3,319

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(826)	(636)	(99)	(735)	(1,561)
Acquisition of Cubecorp	(97)	—	—	—	(97)
Decrease (increase) in investments not considered as cash and cash equivalents and other	346	(5)	—	(5)	341

Total cash flows used in investing activities	(577)	(641)	(99)	(740)	(1,317)

Cash flows from financing activities:
Debt proceeds	—	3	88	91	91
Payment of debt	(1,197)	(208)	(39)	(247)	(1,444)
Payment of interest and debt-related expenses	(109)	(72)	(4)	(76)	(185)
Cash dividends paid	—	—	(20)	(20)	(20)

Total cash flows provided by (used in) financing activities	(1,306)	(277)	25	(252)	(1,558)

(Decrease) increase in cash and cash equivalents	(102)	517	29	546	444
Cash and cash equivalents at the beginning of the year	147	246	65	311	458

Cash and cash equivalents at year end	45	763	94	857	902

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the year ended December 31, 2007

☐	Income statement information

	Voice, data and Internet	Wireless			Total
	(a)	Personal	Nucleo	Subtotal
Services	3,284	4,756	426	5,182	8,466
Equipment sales	18	583	7	590	608

Net sales	3,302	5,339	433	5,772	9,074
Salaries and social security	(744)	(188)	(28)	(216)	(960)
Taxes	(196)	(453)	(11)	(464)	(660)
Maintenance, materials and supplies	(307)	(122)	(18)	(140)	(447)
Bad debt expense	(12)	(57)	(2)	(59)	(71)
Interconnection costs	(151)	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	(138)
Lease of circuits	(58)	(25)	(18)	(43)	(101)
Fees for services	(140)	(151)	(9)	(160)	(300)
Advertising	(89)	(195)	(22)	(217)	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	(704)
Other commissions	(46)	(80)	(4)	(84)	(130)
Roaming	—	(149)	(2)	(151)	(151)
Charges for TLRD	—	(556)	(53)	(609)	(609)
Cost of sales	(18)	(867)	(8)	(875)	(893)
Others	(188)	(184)	(29)	(213)	(401)

Operating income before depreciation and amortization	1,186	1,692	174	1,866	3,052
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	(1,416)

Operating income	358	1,182	96	1,278	1,636
Financial results, net	(262)	(185)	6	(179)	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(98)

Net income before income tax and minority interest	35	962	100	1,062	1,097
Income tax, net	(60)	(214)	(18)	(232)	(292)
Minority interest	—	—	(23)	(23)	(23)

Net (loss) income from continuing operations	(25)	748	59	807	782
Income from discontinued operations	102	—	—	—	102

Net income	77	748	59	807	884

(a) Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom Argentina USA.

☐ Balance sheet information

Fixed assets, net	3,927	1,494	317	1,811	5,738
Intangible assets, net	154	606	—	606	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	(39)
Net financial debt	(1,358)	(612)	(23)	(635)	(1,993)

☐ Cash flow information

Cash flows provided by operating activities	1,738	1,052	156	1,208	2,946

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	(1,243)
Proceeds for the sale of equity investees	182	—	—	—	182
Decrease (increase) in investments not considered as cash and cash equivalents and other	(511)	(1)	—	(1)	(512)

Total cash flows used in investing activities	(929)	(548)	(96)	(644)	(1,573)

Cash flows from financing activities:
Debt proceeds	—	—	45	45	45
Payment of debt	(889)	(371)	(30)	(401)	(1,290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	(293)
Cash dividends paid	—	—	(38)	(38)	(38)

Total cash flows used in financing activities	(1,071)	(479)	(26)	(505)	(1,576)

(Decrease) increase in cash and cash equivalents	(262)	25	34	59	(203)
Cash and cash equivalents at the beginning of the year	409	221	31	252	661

Cash and cash equivalents at year end	147	246	65	311	458

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the year ended December 31, 2006

☐	Income statement information

	Voice, data and Internet	Wireless			Total
	(a)	Personal	Nucleo	Subtotal
Services	3,046	3,428	347	3,775	6,821
Equipment sales	7	536	8	544	551

Net sales	3,053	3,964	355	4,319	7,372
Salaries and social security	(663)	(146)	(20)	(166)	(829)
Taxes	(175)	(355)	(9)	(364)	(539)
Maintenance, materials and supplies	(227)	(77)	(13)	(90)	(317)
Bad debt expense	(16)	(46)	(1)	(47)	(63)
Interconnection costs	(159)	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	(56)
Fees for services	(107)	(141)	(11)	(152)	(259)
Advertising	(70)	(137)	(18)	(155)	(225)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	(548)
Other commissions	(42)	(66)	(5)	(71)	(113)
Roaming	—	(135)	(2)	(137)	(137)
Charges for TLRD	—	(410)	(35)	(445)	(445)
Cost of sales	(26)	(963)	(10)	(973)	(999)
Others	(144)	(127)	(16)	(143)	(287)

Operating income before depreciation and amortization	1,262	873	150	1,023	2,285
Depreciation of fixed assets and amortization of intangible assets	(935)	(383)	(73)	(456)	(1,391)

Operating income	327	490	77	567	894
Gain (loss) on equity investees	(1)	6	—	6	5
Financial results, net	(375)	(122)	13	(109)	(484)
Other expenses, net	(137)	(48)	1	(47)	(184)

Net (loss) income before income tax and minority interest	(186)	326	91	417	231
Income tax, net	33	(4)	(7)	(11)	22
Minority interest	—	—	(22)	(22)	(22)

Net (loss) income from continuing operations	(153)	322	62	384	231
Income from discontinued operations	13	—	—	—	13

Net (loss) income	(140)	322	62	384	244

(a) Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA. ☐ Balance sheet information
Fixed assets, net	4,047	1,449	243	1,692	5,739
Intangible assets, net	147	622	12	634	781
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	1,225
Depreciation of fixed assets	(924)	(366)	(52)	(418)	(1,342)
Amortization of intangible assets (without debt issue costs)	(11)	(17)	(21)	(38)	(49)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	(3,352)
☐ Cash flow information
Cash flows provided by operating activities	1,606	647	107	754	2,360

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	(866)
Decrease (increase) in investments not considered as cash and cash equivalents and other	62	—	—	—	62

Total cash flows used in investing activities	(373)	(379)	(52)	(431)	(804)

Cash flows from financing activities:
Debt proceeds	—	—	36	36	36
Payment of debt	(984)	(73)	(56)	(129)	(1,113)
Payment of interest and debt-related expenses	(283)	(128)	(3)	(131)	(414)
Cash dividends paid	—	—	(4)	(4)	(4)

Total cash flows used in financing activities	(1,267)	(201)	(27)	(228)	(1,495)

(Decrease) increase in cash and cash equivalents	(34)	67	28	95	61
Cash and cash equivalents at the beginning of the year	443	154	3	157	600

Cash and cash equivalents at year end	409	221	31	252	661

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2008	As of December 31, 2007
ASSETS
Current Assets
Cash and banks	$19	$22
Investments	552	733
Accounts receivable, net	487	438
Other receivables, net	77	278
Other assets, net	6	5

Total current assets	1,141	1,476

Non-Current Assets
Other receivables, net	55	258
Investments (i)	1,825	1,192
Fixed assets, net	3,898	3,919
Intangible assets, net	171	154
Other assets, net	3	5

Total non-current assets	5,952	5,528

TOTAL ASSETS	$7,093	$7,004

LIABILITIES
Current Liabilities
Accounts payable	$813	$761
Debt	1,263	1,360
Salaries and social security payable	195	136
Taxes payable	59	65
Other liabilities	36	25
Contingencies	25	39

Total current liabilities	2,391	2,386

Non-Current Liabilities
Accounts payable	27	—
Debt	—	967
Salaries and social security payable	82	43
Taxes payable	212	283
Other liabilities	116	99
Contingencies	245	196

Total non-current liabilities	682	1,588

TOTAL LIABILITIES	$3,073	$3,974

SHAREHOLDERS’ EQUITY	$4,020	$3,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,093	$7,004

(i)	Includes $1,824 and $1,191 as of December 31, 2008 and December 31, 2007, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of December 31, 2008, includes $1,691, $129 and $4, corresponding to Personal, Cubecorp and Telecom Argentina USA, respectively. As of December 31, 2007, includes $1,189 and $2, corresponding to Personal and Telecom Argentina USA, respectively.

Statements of income:

	Years ended December 31,
Results from continuing operations	2008	2007	2006
Net sales	$4,226	$3,772	$3,404
Cost of services	(2,318)	(2,046)	(1,953)

Gross profit	1,908	1,726	1,451
General and administrative expenses	(233)	(191)	(162)
Selling expenses	(893)	(709)	(625)

Operating income	782	826	664
Gain on equity investees (i)	694	328	34
Financial results, net	(162)	(260)	(376)
Other expenses, net	(210)	(51)	(120)

Net income before income tax	1,104	843	202
Income tax (expense) benefit, net	(143)	(59)	33

Net income from continuing operations	961	784	235
Income from discontinued operations	—	100	9

Net income	$961	$884	$244

(i) The gain (loss) on equity investees includes:

	Years ended December 31,
	2008	2007	2006
Personal	$694	$328	$33
Telecom Argentina USA	2	—	2
Cubecorp	(2)	—	—
2003 Telecommunications Fund	—	—	(1)

Total	$694	$328	$34

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Unconsolidated information (continued)

Condensed statements of cash flows:

	Years ended December 31,
	2008	2007	2006
Cash flows provided by operating activities	$1,774	$1,732	$1,606
Cash flows from investing activities
Acquisition of fixed and intangible assets	(818)	(595)	(435)
Dividends received	220	—	—
Cubecorp’s acquisition and paid in capital	(109)	—	—
Decrease (increase) in investments not considered as cash and cash equivalents and other concepts	357	(329)	62

Total cash flows used in investing activities	(350)	(924)	(373)

Cash flows from financing activities
Payment of debt	(1,188)	(889)	(984)
Payment of interest and debt-related expenses	(109)	(182)	(283)

Total cash flows used in investing activities	(1,297)	(1,071)	(1,267)

Increase (decrease) in cash and cash equivalents	127	(263)	(34)
Cash and cash equivalents at the beginning of year	221	484	518

Cash and cash equivalents at the end of the year	$348	$221	$484

15. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

As indicated in Note 3.c, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Under US GAAP, financial statements are prepared on a historical cost basis.

However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2008	2007	2006
Reconciliation of net income:
Total net income under Argentine GAAP	$961	$884	$244
US GAAP adjustments:
Foreign currency translation (a)	—	(4)	(17)
Depreciation of foreign currency exchange differences (b.2)	39	104	104
Telecom Argentina’s Debt Restructurings (c)	—	296	418
Extinguishment of Nucleo’s restructured debts (d)	—	—	7
Fair value option for Notes of Telecom Argentina (e)	205	—	—
Other adjustments (f)	(16)	9	(2)
Tax effects on US GAAP adjustments (g)	(80)	(143)	(185)
Minority interest (h)	—	2	3

Net income under US GAAP	$1,109	$1,148	$572

	As of December 31,
	2008	2007	2006
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$4,020	$3,030	$2,129
US GAAP adjustments:
Foreign currency translation (a)	—	(72)	(49)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (b.2)	717	678	574
Telecom Argentina’s Debt Restructurings (c)	—	(579)	(875)
Fair value option for Notes of Telecom Argentina (e)	253	—	—
Other adjustments (f)	(12)	3	(6)
Tax effects on US GAAP adjustments (g)	(61)	239	382
Minority interest (h)	—	23	16

Shareholders’ equity under US GAAP	$4,133	$2,538	$1,387

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2008	2007	2006
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	$2,538	$1,387	$819
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	408	—	—
Other comprehensive income (loss)	78	3	(4)
Net income under US GAAP	1,109	1,148	572

Shareholders’ equity as of the end of the year	$4,133	$2,538	$1,387

(*)	Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579

Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268

Difference between book value and fair value of debt (i) - (ii)		$635
Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issuance costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issuance costs	(1)

Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)

Total cumulative-effect adjustment, net of tax effect		$408

a) Foreign currency translation

As indicated in Note 4.a, under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using year-end exchange rate in accordance with RT 18. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”) requires determination of the functional currency related to foreign subsidiaries. In the case of foreign subsidiaries whose local currency is not the functional currency, the remeasurement of assets and liabilities to the functional currency is required prior to translation of assets and liabilities using the year-end exchange rate to the reporting currency.

Until December 31, 2007, the functional currency of Nucleo, a Paraguayan subsidiary, was the US dollar. Therefore, following the guidelines established in SFAS No.52, remeasurement adjustments were included in the income statement, while translation adjustments from the functional currency to the reporting currency, the Argentine Peso, were recorded as a separate component of shareholders’ equity.

Based on significant changes in the economic facts and circumstances affecting the operations of Nucleo, such as the generation of a substantial portion of its service revenues in guaraníes and the changes on the currency of its financial indebtedness from US dollar to guaraní, management has concluded that, as from the current year, the Paraguayan currency, the guaraní, is the functional currency of such subsidiary.

Consequently, since January 1st, 2008, the functional currency of Nucleo has been changed from the US dollar to the guaraní.

The effects of such change were applied prospectively since the beginning of the year. As the change results in the elimination of the reconciling item between Argentine GAAP and US GAAP, as from January 1st, 2008 there is no reconciling item that affects income and shareholders’ equity at the end of the year 2008.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

b.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2008, 2007 and 2006, of the adjustment described in b.1) above.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

c) Telecom Argentina’s Debt Restructurings

As discussed in Note 8.2, Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005 (“Debt Restructuring”). The Debt Restructuring involved (i) the full settlement of certain outstanding loans of the Company and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the Company with modified terms. In connection with (ii), the Company issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by Telecom Argentina were recorded at estimated net present value at restructuring date, recognizing in the year 2005, a net pre-tax gain on Telecom Argentina’s debt restructuring of $1,424 (a gain on discount on principal and interest of $1,151 and a gain on discounting of debt of $352, net of related expenses of $79).

Under US GAAP, the Company concluded under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, that the Debt Restructuring represented a troubled debt restructuring. Accordingly, under US GAAP, the Debt Restructuring was accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Accordingly, under both Argentine GAAP and US GAAP a gain of $19 on Debt Restructuring was recognized.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, the Company has determined the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructuring. The carrying values of the loans are being reduced as payments were made. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

For those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, recording a gain of $91 under US GAAP. Thereafter, all cash payments under the new terms were accounted for as reductions of the carrying amount of the payables and no interest expense was recognized. When any principal prepayments were made, the Company estimated the total new future mandatory cash payments and consequently recorded a gain under US GAAP as a result of the reduction of the estimated future interest payments at the time of prepayment.

This measurement criterion under US GAAP detailed above has been applied to the restructured debts of Telecom Argentina until December 31, 2007, the moment in which the Company adopted SFAS No.159 as described in e) below.

In summary, the US GAAP reconciling item of net income for the years ended December 31, 2007 and 2006 reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of interest expense of new debt instruments computed under Argentine GAAP, (c) gain arising under US GAAP from principal prepayments and (d) computation of interest expense under US GAAP, as described above.

The US GAAP reconciling item for the Debt Restructurings until the adoption of SFAS No.159 for the restructured debt of Telecom is comprised as follows:

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006
Reversal of loss on accretion recognized under Argentine GAAP (a)	$84	$131
Reversal of interest expense computed under Argentine GAAP (b)	170	226
Gain on principal prepayments under US GAAP (c)	158	179
Computation of interest expense under US GAAP (d)	(116)	(118)

Total US GAAP reconciling item for Debt Restructurings	$296	$418

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of shareholders’ equity:

Telecom Argentina’s Debt	December 31,
	2007	2006
Total debt under Argentine GAAP (a)	$2,327	$2,894
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)
Gain for restructured debts that their future cash payments are less than their carrying amount under US GAAP	(91)	(91)
Discounting of debt amount at year-end	62	146
Gain on principal prepayments under US GAAP	(337)	(179)
Difference between Argentine GAAP and US GAAP on the computed interest	(187)	(133)

Total debt under US GAAP (b)	$2,906	$3,769

Total US GAAP reconciling item for Debt Restructurings (b) - (a)	$579	$875

d) Extinguishment of Nucleo’s restructured debts

In the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to fully settle the outstanding bank loans which had been restructured in November 2004.

As Nucleo’s restructured debt was fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debt and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

Nucleo’s restructured debt had been accounted for under SFAS No. 15 and EITF 02-04 under US GAAP, as “troubled debt restructuring”. Accordingly, under US GAAP, the carrying amount of Nucleo’s restructured debt as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income for the year ended December 31, 2006 represents such different gain on Nucleo’s debt extinguishment.

e) Fair value option for Notes of Telecom Argentina

The Company adopted the provisions of SFAS No. 159, “The fair value option for financial assets and financial liabilities - Including an amendment of FASB Statement No. 115” (“SFAS No.159”) on January 1, 2008. Pursuant to this pronouncement, the fair value option can be elected on an instrument by instrument basis. The Company elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring concluded in August 2005 and were valued as described in c) above. Management of the Company believed that the fair value option better reflects the current value of the debt and approximates such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the swap contracts entered to in connection with this debt, which are recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences existed between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

As a result of the adoption of SFAS 159, the Company reversed the associated debt issuance costs previously capitalized.

The adjustment under US GAAP, net of tax effect, at the adoption date was $408 ($0.41 peso per share) which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the year ended December 31, 2008.

The US GAAP reconciling item for fair value option for Notes of Telecom Argentina is comprised as follows:

Included in the reconciliation of net income:

Year ended December 31, 2008	Gain (Loss)
Gain on change in fair value of Telecom Notes	$198
Reversal of amortization of Telecom debt issuance costs recorded under Argentine GAAP	7

Total US GAAP reconciling item for fair value option	$205

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of shareholders’ equity:

As of December 31, 2008
Book value of Telecom Argentina Notes under Argentine GAAP (a)	$1,263
Fair value of Telecom Argentina Notes (b)	1,009

Difference between book value and fair value of Telecom Argentina Notes (a) - (b)	254
Reversal of net carrying value of Telecom Argentina debt issuance costs	(1)

Total US GAAP reconciling item for fair value option	$253

f) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income:

	Years ended December 31,
	2008	2007	2006
Inventories	$(16)	$8	$—
Present-value accounting	—	1	(6)
Fixed assets held for sale	—	(1)	(1)
Cost related to certain amendments of restructured debt terms	—	1	(2)
Accounting for investments in debt securities	—	—	7

Total other adjustments (f)	$(16)	$9	$(2)

Included in the reconciliation of shareholders’ equity:

	As of December 31,
	2008	2007	2006
Inventories	$(8)	$8	$—
Present-value accounting	(2)	(2)	(3)
Fixed assets held for sale	(2)	(2)	(1)
Cost related to certain amendments of restructured debt terms	—	(1)	(2)

Total other adjustments (f)	$(12)	$3	$(6)

– Inventories

As indicated in Note 4.i, under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market. The adjustment corresponds to the difference between inventories at replacement cost and inventories at cost using the “First in first out” method (“FIFO”).

– Present-value accounting

As indicated in Note 4.f, under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

– Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the higher depreciation of such assets held and used under US GAAP as of each year.

– Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2, in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the first quarter of 2006 with third parties were expensed as incurred under US GAAP.

However, since the adoption of SFAS No.159 as described in e) above, this US GAAP reconciliation item related to debt issuance costs of Telecom Argentina has been eliminated.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

– Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with unrealized gain of $7, recognized in the statement of income for the year ended December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

In the first quarter of 2006, the Company sold these investments. Therefore, for the year ended December 31, 2006, the Company recognized the gain in the statement of income for US GAAP purposes.

g) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

h) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

i) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees. However, under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No.25”), “Accounting for Stock Issued to Employees,” and related interpretations.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on Shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

j) Other Derivatives

As discussed in Notes 8.2 and 8.3, the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No.133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

k) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m, under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

l) Accounting for Uncertainty in Income Taxes (FIN No.48)

The Company adopted the provisions of FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes” (FIN No.48), an interpretation of FASB Statement No.109 “Accounting for income taxes” on January 1, 2007. The adoption of FIN No.48 for the Company did not have any impact on the Company’s results nor Shareholders’ equity. Disclosures required under FIN No.48 are not included because uncertain tax positions are immaterial.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2016. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2008, are as follows:

Year ending December 31, 2009	100
Year ending December 31, 2010	69
Year ending December 31, 2011	38
Year ending December 31, 2012	7
Thereafter	2

Total	$216

Rental expense and lease of circuits for the years ended December 31, 2008, 2007 and 2006 are included in Note 17 h) under Lease of circuits and Rental expense accounts.

Information related to financial leases as of December 31, 2008 is described in Note 4.n.

b) Additional disclosure related to financial assets and liabilities recognized at “fair value”.

Since 2008, SFAS No. 157 “Fair Value Measurements” (“SFAS 157”) was effective for Telecom Group. SFAS 157 defines the fair value of assets and liabilities and establishes a framework to measure it. Its implementation had no impact on the valuation of assets and liabilities which were already recognized at fair value. However, this Statement establishes requirements for additional information disclosed in this section.

SFAS 157 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques (market approach, income approach and cost approach). According to SFAS 157, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The levels of hierarchy of “fair value” under SFAS 157 are:

-	Level 1: Fair value determined by observable inputs in active markets for the same assets or liabilities.

-	Level 2: Fair value determined based on observable inputs that can result in prices of similar assets or liabilities in active markets, prices for identical assets or liabilities in inactive markets or from observable market correlation or other means.

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2008, their inputs, valuation techniques and the level of hierarchy, are listed below:

Derivative financial instruments (Forwards contracts to purchase US dollars at fixed exchange rates): These derivative financial instruments are included in other current receivables. The amount as of December 31, 2008, is $22. The fair value is determined by information obtained in the “Open Electronic Market (MAE)”, the most representative market for this type of instruments in Argentina. As MAE determines the values based on actual transactions and calculations regarding the volatility of the currency, the derivative financial instruments’ valuation is classified as Level 2.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Mutual Funds: These funds are included in current investments. The amount as of December 31, 2008, is $148. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year end, therefore its valuation is classified as Level 1.

Telecom Argentina notes: As detailed in e) above, Telecom Argentina Notes are recognized at fair value under US GAAP as of December 31, 2008. The fair value of these notes, which are included in current and non – current debt, is $ 1,009 as of December 31, 2008. The fair value of these notes is based on the purchase price of notes bought by the Company in the last quarter of 2008 or, if the purchase price is not available, on the average quoted market prices provided by financial agencies. Therefore its valuation is classified as Level 2.

c) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments. Under US GAAP, SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, it is required to disclose fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. SFAS No. 133, amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.f. for details of concentration of credit risk. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2008 and 2007 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payable and no significant changes in interest rates.

Debt

The fair value of the Company’s debt as of December 31, 2008 is based on the purchase price of notes bought by the Company in the last quarter of 2008 or, if purchase price is not available, on the average quoted market prices. As of December 31, 2008, the fair value of the Company’s debt was $1,702 and the related carrying amount was $2,043 under Argentine GAAP. As of December 31, 2007, the fair value of the Company’s debt was $3,156 and the related carrying amount was $3,198 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

d) Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. Furthermore, the Company may be affected by the international financial crisis which has negatively impacted most of the worldwide economies. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility in Argentina has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers and price and exchange controls. The Company has no control over these matters.

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

-	the ability to finance and manage expected growth;

-	customer churn-rates;

-	impact of competitive services, products and pricing;

-	dependence on key personnel;

-	legal proceedings;

-	government regulation; and

-	level of economic activity in Argentina.

e) Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2008 and 2007 was $37 and $26, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2008 and 2007 were not significant.

f) Segment Information

As discussed in Note 13, the Company has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

Under Argentine GAAP, the Company has combined these operating segments into two reportable segments based on the nature of products and services provided by the entities. The two reportable segments under Argentine GAAP are: Voice, data and Internet services and Wireless services.

Paragraph 17 of SFAS No.131 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Company has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Company determined that Nucleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Accordingly, following the guidance in paragraph 17 of SFAS No. 131, Nucleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 13 to the consolidated financial statements discloses information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 13, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

g) Sale of equity interest in Publicom

As discussed in Note 4.w) under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

Additionally, the Company has assessed whether this transaction shall be accounted for as a “Discontinued operation” under US GAAP in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

The Company has considered that Publicom is a component of the entity whose disposal meets both of the two conditions stated in the paragraph 42 of SFAS 144. For our conclusion, we have assessed the guidance stated in EITF 03-13 “Applying the Conditions in paragraph 42 of SAFS 144 in Determining Whether to Report Discontinued Operations” and its decision tree provided in Exhibit 03-13A.

Although this disposal transaction is expected to be generated continuing cash flows by Telecom Argentina as result of its continuing involvement, the Company has considered that such continuing cash flows are not significant compared to those that would have been generated by Publicom absent the sale transaction and there is no significant continuing involvement in the operations and core business of Publicom. As a consequence, the Company concluded that classification of the sale of Publicom as a discontinued operation is also appropriate under US GAAP.

h) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2008, 2007 and 2006.

Under US GAAP, the Company applies the principles of SFAS No.109. Pursuant to SFAS No.109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2008, the net current deferred tax liability is $273 and the net non-current deferred tax liability is $12 under US GAAP. As of December 31, 2007, the net current deferred tax liability is $173 and the net non-current deferred tax asset is $123 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11, the Company has classified restricted cash amounting to $24 as other receivables, as of December 31, 2008. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2008 represented cash in escrow related to certain judicial proceedings. The restricted cash was $23 as of December 31, 2007.

Revenue recognition

As indicated in Note 4.b, under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all years presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all years presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. As described in Note 8 in making the classification, Telecom Argentina uses its best estimates of generating cash flows during the following periods.

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2008, current and non current debt under US GAAP would have been $218 and $1,571, respectively. As of December 31, 2007, current and non current debt under US GAAP would have been $573 and $3,204, respectively.

i) Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, the Company enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Company purchases the rights to use of fiber optic capacity for a period of 10 - 15 years. The rights of use purchased in 2008 amounted to $40 of which $29 is still outstanding as of December 31, 2008. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts. Amortization expense is included under intangible amortization in the statement of income.

Under US GAAP, the Company evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $10, $7 and $4 for the years ended December 31, 2008, 2007 and 2006, respectively, and service expense would have been increased by same amounts for those years.

Sale of a portion of indefeasible rights of use purchased

In the ordinary course of business, the Company entered into certain capacity agreements, pursuant to which the Company provides the right to use a portion of the capacity acquired under IRU Contracts mentioned above. As of December 31, 2008, $30 related to the capacity agreements is still uncollected.

Under Argentine GAAP, the Company recognized this uncollected receivable and liability (deferred revenue) related to these agreements. The Company will recognize revenue under the straight-line method over the term of the agreement.

Under US GAAP, the remaining amount under the contracts do not qualify for recognition as liability (deferred revenue), and therefore receivable and liability recognized under Argentine GAAP should be reversed under US GAAP.

j) Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2008	2007	2006
Operating income under Argentine GAAP	$2,041	$1,636	$894
Foreign currency translation	—	2	6
Depreciation of foreign currency exchange differences	39	104	104
Other expenses, net as operating loss under US GAAP	(268)	(98)	(184)
Inventories	(14)	(51)	(5)
Amortization of debt issue cost of Telecom	7	—	—
Other	—	(1)	(1)

Operating income under US GAAP	$1,805	$1,592	$814

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

k) Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the year by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income per share is presented in conformity with SFAS No. 128 “Earnings per Share” for all years presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the year by the weighted average shares of common stock outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2008	2007	2006
Numerator: (Net income under US GAAP)
from continuing operations	1,109	1,046	559
from discontinued operations	—	102	13
Net income under US GAAP	1,109	1,148	572
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978

Basic and diluted net income per common share
from continuing operations	1.13	1.06	0.57
from discontinued operations	—	0.11	0.01
Net income per common share	1.13	1.17	0.58

l) Cash flows statement classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 “Statement of Cash Flows”.

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $15, $31 and $39 for fiscal years 2008, 2007 and 2006, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with GAAP:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	Years ended December 31,
	2008	2007	2006
Cash flows provided by operating activities	$3,049	$2,605	$1,949
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(1,546)	(1,212)	(827)
Proceeds for the sale of equity investees	—	182	—
Acquisition of Cubecorp	(97)	—	—
(Increase) Decrease in investments not considered as cash and cash equivalents and others	341	(512)	62

Total cash flows used in investing activities	(1,302)	(1,542)	(765)

Cash flows from financing activities
Debt proceeds	91	45	36
Payment of debt	(1,444)	(1,290)	(1,113)
Payment of debt-related expenses and others	—	—	(52)
Dividends paid	(20)	(38)	—

Total cash flows used in financing activities	(1,373)	(1,283)	(1,129)

Effect of exchange rate changes on cash and cash equivalents	70	17	6

Increase (decrease) in cash and cash equivalents	444	(203)	61
Cash and cash equivalents at the beginning of year	458	661	600

Cash and cash equivalents at year end	$902	$458	$661

m) Changes in useful lives of fixed assets

During the year 2007, the Telecom Group performed an integral review of the useful lives of the fixed assets as from September 30, 2007 based on the work of independent appraisers, Organización Levin de Argentina S.A. As a result of this review, the remaining useful lives of certain fixed assets (fiber optic network, GSM technology network access and switching equipment, and certain software) were extended as from September 30, 2007. This reassessment resulted in a $14 reduction in depreciation expense for the year ended December 31, 2007.

In addition, and as a consequence of the migration from TDMA technology to GSM technology during the year 2007, Personal recognized accelerated depreciation of $84 related to these assets.

The effect on net income for the mentioned changes in the estimated useful lives was a loss of $46, which represented a loss of Argentine pesos 0.05 per share for the year 2007.

n) Severance payments

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No.112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No.43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability under US GAAP.

o) Investments in debt securities

Note 16.c to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

p) Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under US GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to SOP 98-1.

q) Other comprehensive income

Under US GAAP, the Company adopted SFAS No.130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS No.130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No.130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2008	2007	2006
Net income under US GAAP	$1,109	$1,148	$572
Other comprehensive income:
- Foreign currency translation	70	3	1
- Derivative instruments	13	—	—
- Investments classified as available-for-sale	—	—	(7)
Tax benefit (expense)	(5)	—	2

Comprehensive income	$1,187	$1,151	$568

	As of December 31,
	2008	2007	2006
Accumulated other comprehensive income (a)	$103	$25	$22

(a)	Accumulated other comprehensive income as of December 31, 2008, 2007 and 2006 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2008 includes charges related to derivative instruments.

r) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 16.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

s) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No. 157 was effective for the Company on January 1, 2008, except for one-year delay of effective date for certain nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No. 157, as far as it is effective, did not have any impact on the Company’s current financial position nor results of operations.

In September 2006, the Emerging Issues Task Force issued the EITF No. 06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No. 06-1 was effective for the Company on January 1, 2008. The adoption of EITF No. 06-1 did not have any impact on the Company’s current financial position nor results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS No. 160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact that the adoption of SFAS No. 160 will have on the Company’s financial position and results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

(a) Fixed assets, net

Principal account	Original value
	As of the beginning of year	Additions from the acquisition of Cubecorp		Additions		Foreign currency translation adjustments	Transfers	Decreases		As of the end of the year
Land	113		10		—	1	—		—	124
Building	1,456		81		—	—	9		(5)	1,541
Tower and pole	375		—		—	3	40		(2)	416
Transmission equipment	4,268		—		29	25	255		(45)	4,532
Wireless network access	1,587		—		24	7	261	(d)	(172)	1,707
Switching equipment	4,298		—		—	8	183		—	4,489
Power equipment	593		12		—	5	50		(2)	658
External wiring	6,194		—		—	—	192		(20)	6,366
Computer equipment	3,405		32		20	17	341		(59)	3,756
Telephony equipment and instruments	863		—		3	16	9		—	891
Equipment lent to customers at no cost	121		—		36	12	7		(11)	165
Vehicles	132		—		28	1	—		(3)	158
Furniture	77		3		1	2	1		—	84
Installations	327		28		2	3	17		—	377
Improvements in third parties buildings	102		—		—	—	15		—	117
Work in progress	585		—		1,394	4	(1,351)		—	632

Subtotal	24,496	(a)	166	(b)	1,537	104	29		(319)	26,013
Asset retirement obligations	26		—		10	1	—		—	37
Advances to suppliers	—		—		19	—	—		—	19
Materials	256		—	(c)	90	5	(29)		(110)	212

Total as of December 31, 2008	24,778		166		1,656	110	—		(429)	26,281

Total as of December 31, 2007	23,379		—		1,416	110	—		(127)	24,778

Principal account	Depreciation									Net carrying value as of December 31, 2008	Net carrying value as of December 31, 2007
	Accumulated as of the beginning of the year	Additions from the acquisition of Cubecorp	Annual rate (%)	Amount		Foreign currency translation adjustments	Decreases and transfers		Accumulated as of the end of the year
Land	—	—	—		—	—		—	—	124	113
Building	(824)	(6)	4 -10		(65)	—		5	(890)	651	632
Tower and pole	(270)	—	5 - 8		(16)	(3)		2	(287)	129	105
Transmission equipment	(3,566)	—	11 - 14		(211)	(13)		44	(3,746)	786	702
Wireless network access	(1,300)	—	11 - 14		(118)	(4)	(d)	172	(1,250)	457	287
Switching equipment	(3,689)	—	11 - 15		(197)	(5)		1	(3,890)	599	609
Power equipment	(488)	(5)	10 - 11		(38)	(5)		2	(534)	124	105
External wiring	(4,745)	—	6		(282)	—		20	(5,007)	1,359	1,449
Computer equipment	(2,762)	(21)	18 - 22		(222)	(13)		58	(2,960)	796	643
Telephony equipment and instruments	(812)	—	11 - 18		(25)	(11)		—	(848)	43	51
Equipment lent to customers at no cost	(89)	—	50		(38)	(11)		10	(128)	37	32
Vehicles	(75)	—	20		(19)	(1)		3	(92)	66	57
Furniture	(63)	(2)	10		(5)	—		—	(70)	14	14
Installations	(248)	(2)	8 - 25		(16)	(1)		—	(267)	110	79
Improvements in third parties buildings	(69)	—	3		(11)	—		—	(80)	37	33
Work in progress	—	—			—	—		—		632	585

Subtotal	(19,000)	(36)			(1,263)	(67)		317	(20,049)	5,964	5,496
Asset retirement obligations	(20)	—	16 - 21		(4)	(1)		—	(25)	12	6
Advances to suppliers	—	—			—	—		—	—	19	—
Materials	—	—			—	—		—	—	212	256

Total as of December 31, 2008	(19,020)	(36)		(e)	(1,267)	(68)		317	(20,074)	6,207	5,758

Total as of December 31, 2007	(17,618)	—		(e)	(1,377)	(68)		43	(19,020)	5,758

(a)	Includes $43 in Building and $22 in Installations corresponding to the purchase price allocation of Cubecorp.
(b)	Includes $26 in Transmission equipment, $24 in Wireless network access, $33 in Equipment lent to customers at no cost, $1 in Telephony equipment and instruments and $247 in Work in progress, transferred from materials.
(c)	Net of $331 transferred to fixed assets.
(d)	Corresponds to the canceling of the TDMA network.
(e)	Includes $(39) and $(104), in December 2008 and 2007, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(b) Intangible assets, net

Principal account	Original value
	As of the beginning of the year	Additions from the acquisition of Cubecorp	Additions	Foreign currency translation adjustments	Decreases		As of the end of the year
Software obtained or developed for internal use	446	—	—	4		—	450
Debt issue costs	37	—	—	—		—	37
PCS license	658	—	—	—		—	658
Band B license and PCS license (Paraguay)	211	—	1	28		—	240
Rights of use	164	—	40	—		—	204
Exclusivity agreements	54	—	—	—		—	54
Cubecorp’s customer relationship	—	2	—	—		—	2

Total as of December 31, 2008	1,570	2	41	32		—	1,645

Total as of December 31, 2007	1,535	—	27	39	(a)	(31)	1,570

Principal account	Amortization							Net carrying	Net carrying
	Accumulated as of the beginning of the year	Amount		Foreign currency translation adjustments	Decreases		Accumulated as of the end of the year	value as of December 31, 2008	value as of December 31, 2007
Software obtained or developed for internal use	(439)		(5)	(3)		—	(447)	3	7
Debt issue costs	(22)		(10)	—		—	(32)	5	15
PCS license	(70)		—	—		—	(70)	588	588
Band B license and PCS license (Paraguay)	(211)		—	(28)		—	(239)	1	—
Rights of use	(45)		(12)	—		—	(57)	147	119
Exclusivity agreements	(23)		(5)	—		—	(28)	26	31
Cubecorp’s customer relationship	—		—	—		—	—	2	—

Total as of December 31, 2008	(810)	(b)	(32)	(31)		—	(873)	772	760

Total as of December 31, 2007	(754)	(c)	(50)	(37)	(a)	31	(810)	760

a)	Includes $20 corresponding to decreases in Debt issue costs and $11 corresponding to decreases in Exclusivity agreements.
b)	An amount of $(16) is included in cost of services, $(1) in administrative expenses, $(5) in selling expenses and $(10) in financial results, net.
c)	An amount of $(35) is included in cost of services, $(1) in administrative expenses, $(3) in selling expenses and $(11) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2008	Cost value as of December 31, 2008	Book value as of December 31, 2008	Book value as of December 31, 2007
CURRENT INVESTMENTS
Government bonds
Germany Government bonds (i)	€1	45,000,000	223	200	223	—

Total government bonds			223	200	223	—

Mutual funds
Superahorro$ Clase B	$0.28	232,455,950	65	65	65	—
Optimun CDB $ Clase B	$1.86	14,824,098	27	27	27	5
Fima $	$1.23	42,000,150	52	51	52	—
Other mutual funds			—	—	—	94

Total mutual funds			144	143	144	99

Related parties - Mutual funds
Alpha $ Clase A	$1.25	3,226,422	4	4	4	—

Total related parties			4	4	4	—

Total current investments			371	347	371	99

(i)	The Company has classified these securities as held-to-maturity as management has the intent and ability to hold them to maturity (March 2009).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(d) Current investments

	Cost as of December 31, 2008	Book value as of
		December 31, 2008	December 31, 2007
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$611	$611	$283
In Argentine pesos	106	107	31

	$717	$718	$314

With an original maturity of more than three months
In foreign currency	$—	$—	$534

	$—	$—	$534

Total current investments	$717	$718	$848

NON-CURRENT INVESTMENTS
In Argentine pesos - Related parties	$6	$6	$1

Total non-current investments	$6	$6	$1

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	67	(1)	(56)	136
Allowance for doubtful accounts and other assets	11	2	1	(1)	13
Regulatory contingencies	12	—	1	(2)	11
Allowance for obsolescence of inventories	18	12	—	(14)	16

Total deducted from current assets	167	81	1	(73)	176

Deducted from non-current assets
Allowance for doubtful accounts receivables	—	—	1	—	1
Valuation allowance of net deferred tax assets (a)	106	(2)	—	(92)	12
Regulatory contingencies	64	12	(1)	—	75
Allowance for doubtful accounts and other assets	17	4	(1)	—	20
Write-off of materials	20	2	—	(3)	19

Total deducted from non-current assets	207	16	(1)	(95)	127

Total deducted from assets	374	(b) 97	—	(168)	303

Included under current liabilities
Provision for contingencies	49	—	25	(38)	36

Total included under current liabilities	49	—	25	(38)	36

Included under non-current liabilities
Provision for contingencies	243	101	(25)	—	319

Total included under non-current liabilities	243	101	(25)	—	319

Total included under liabilities	292	(c) 101	—	(38)	355

(a)	This allowance is included in Taxes payable non-current.
(b)	Includes $67 in selling expenses, $32 in other expenses, net and $(2) in income tax.
(c)	Includes $100 in other expenses, net and $1 corresponds to the acquisition of Cubecorp.

Items	Opening balances	Additions		Reclassifications		Deductions		As of December 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105		71		—		(50)	126
Allowance for doubtful accounts and other assets	16		—		5		(10)	11
Regulatory contingencies	—		—	(e)	14		(2)	12
Allowance for obsolescence of inventories	12		7		—		(1)	18

Total deducted from current assets	133		78		19		(63)	167

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	195		—		—		(89)	106
Regulatory contingencies	—		42	(e)	22		—	64
Allowance for doubtful accounts and other assets	18		4		(5)		—	17
Write-off of materials	22		—		—		(2)	20

Total deducted from non-current assets	235		46		17		(91)	207

Total deducted from assets	368	(d)	124		36		(154)	374

Included under current liabilities
Provision for contingencies	85		—		14		(50)	49

Total included under current liabilities	85		—		14	(g)	(50)	49

Included under non-current liabilities
Provision for contingencies	234		79		(70)		—	243

Total included under non-current liabilities	234		79		(70)		—	243

Total included under liabilities	319	(f)	79	(e)	(56)		(50)	292

(d)	Includes $71 in selling expenses and $53 in other expenses, net.
(e)	Reclassified $36 to other receivables - “Regulatory contingencies” and $20 to other liabilities - “Contingencies payable”.
(f)	Included in other expenses, net.
(g)	Includes $8 by application of SC Resolution No. 41/07.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2008	2007	2006
Inventory balance at the beginning of the year	$175	$188	$113
Plus:
Purchases	1,105	927	1,060
Holding results on inventories	2	(59)	(5)
Wireless handsets lent to customers at no cost (a)	(3)	(5)	(4)
Replacements	(23)	(2)	(4)
Foreign currency translation adjustments in inventory	(1)	1	1
Cost of services (Note 16.h)	4,660	4,098	3,521
Less:
Inventory balance at year end	(267)	(175)	(188)

COST OF SERVICES	$5,648	$4,973	$4,494

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2008	2007	2006
Services
Net sales	$9,847	$8,466	$6,821
Cost of sales	(4,622)	(4,080)	(3,495)

Gross profit from services	$5,225	$4,386	$3,326

Handsets
Net sales	$720	$590	$544
Cost of sales	(988)	(875)	(973)

Gross loss from handsets	$(268)	$(285)	$(429)

Voice, Internet and data equipment
Net sales	$41	$18	$7
Cost of sales	(38)	(18)	(26)

Gross profit (loss) from voice, Internet and data equipment	$3	$—	$(19)

TOTAL GROSS PROFIT	$4,960	$4,101	$2,878

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2008				As of December 31, 2007
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	5,733	0.0006976	4	—
Bank accounts	US$	1	3.45300	5	10
	G	—	—	—	10
Investments
Time deposits	US$	89	3.45300	307	761
	EURO	63	4.79070	304	49
		¥—	—	—	7
Government bonds	EURO	47	4.79070	223	—
Accounts receivable
	US$	25	3.45300	87	69
	SDR	1	5.31855	5	—
	G	22,973	0.0006976	17	23
Related parties	US$	1	3.45300	5	7
Other receivables
Prepaid expenses	US$	3	3.45300	10	7
	G	3,822	0.0006976	2	2
Derivatives	US$	—	—	—	212
Others	US$	5	3.45300	20	5
	G	1,724	0.0006976	1	2
Non-current assets
Others	US$	2	3.45300	8	—
	G	475	0.0006976	1	—

Total assets				$999	$1,164

Current liabilities
Accounts payable
Suppliers	US$	227	3.45300	784	$561
	G	25,291	0.0006976	18	17
	EURO	9	4.79070	42	28
Deferred revenues	G	9,656	0.0006976	7	10
Related parties	US$	5	3.45300	18	12
	EURO	—	—	—	12
Debt
Notes - Principal	US$	43	3.45300	150	617
	EURO	187	4.79070	897	618
		¥5,074	0.03813	193	86
Banks loans and others - Principal	US$	2	3.45300	5	47
	G	120,650	0.0006976	84	22
Accrued interest	US$	1	3.45300	3	15
	EURO	3	4.79070	13	14
		¥40	0.03813	2	1
	G	2,157	0.0006976	2	—
Gain on discounting of debt	US$	—	3.45300	(1)	—
	EURO	(1)	4.79070	(6)	—
		¥(52)	0.03813	(2)	—
Derivatives	US$	—	—	—	3
Salaries and social security payable
Vacation, bonuses and social security payable	G	930	0.0006976	1	1
Taxes payable
Income tax	G	—	—	—	1
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.45300	10	7
Others	G	—	—	—	1
Non-current liabilities
Accounts payable
Related parties	US$	8	3.45300	27	—
Debt
Notes - Principal	US$	199	3.45300	688	859
	EURO	—	—	—	799
		¥—	—	—	111
Banks loans and others - Principal	US$	—	—	—	5
Gain on discounting of debt	US$	—	—	—	(8)
	EURO	—	—	—	(45)
		¥—	—	—	(9)
Taxes payable
Deferred tax liabilities (assets)	G	(1,615)	0.0006976	(1)	2
Other liabilities
Deferred revenue on sale of capacity	US$	25	3.45300	86	60
Others	US$	1	3.45300	2	—

Total liabilities				$3,022	$3,848

(i)	US$ = United States dollars; G = Guaranies; ¥ = Japanese Yen; SDR = Special Drawing Rights.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses

	Expenses			Year ended December 31, 2008
	Cost of services	General and administrative	Selling
Salaries and social security	$548	$208	$488	$1,244
Recoverable costs	(9)	(3)	(5)	(17)
Capitalized costs	(1)	(9)	—	(10)
Depreciation of fixed assets	1,129	32	106	1,267
Amortization of intangible assets	16	1	5	22
Taxes	316	9	65	390
Turnover tax	435	—	—	435
Maintenance, materials and supplies	438	17	86	541
Bad debt expense	—	—	67	67
Interconnection costs	156	—	—	156
Cost of international outbound calls	145	—	—	145
Lease of circuits	124	—	—	124
Fees for services	81	70	238	389
Advertising	—	—	388	388
Agent commissions and distribution of prepaid cards commissions	—	—	769	769
Other commissions	—	—	159	159
Roaming	177	—	—	177
Charges for TLRD	764	—	—	764
Cost of voice, Internet and data equipment sales	38	—	—	38
Cost of directories publishing	13	—	—	13
Transportation and freight	22	15	138	175
Insurance	3	3	3	9
Energy, water and others	59	7	13	79
Rental expense	44	16	24	84
International and satellite connectivity	55	—	—	55
Others	107	2	7	116

Total	$4,660	$368	$2,551	$7,579

	Expenses			Year ended December 31, 2007
	Cost of services	General and administrative	Selling
Salaries and social security	$433	$170	$387	$990
Recoverable costs	(9)	(3)	(6)	(18)
Capitalized costs	(1)	(11)	—	(12)
Depreciation of fixed assets	1,230	28	119	1,377
Amortization of intangible assets	35	1	3	39
Taxes	241	4	45	290
Turnover tax	370	—	—	370
Maintenance, materials and supplies	358	16	73	447
Bad debt expense	—	—	71	71
Interconnection costs	151	—	—	151
Cost of international outbound calls	138	—	—	138
Lease of circuits	101	—	—	101
Fees for services	59	73	168	300
Advertising	—	—	306	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	704
Other commissions	—	1	129	130
Roaming	151	—	—	151
Charges for TLRD	609	—	—	609
Cost of voice, Internet and data equipment sales	18	—	—	18
Cost of directories publishing	2	—	—	2
Transportation and freight	16	9	117	142
Insurance	2	4	5	11
Energy, water and others	55	6	7	68
Rental expense	37	13	17	67
International and satellite connectivity	33	—	—	33
Others	69	2	7	78

Total	$4,098	$313	$2,152	$6,563

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses (continued)

	Expenses			Year ended December 31, 2006
	Cost of services	General and administrative	Selling
Salaries and social security	$383	$141	$315	$839
Capitalized costs	—	(10)	—	(10)
Depreciation of fixed assets	1,183	42	117	1,342
Amortization of intangible assets	46	—	3	49
Taxes	213	2	36	251
Turnover tax	288	—	—	288
Maintenance, materials and supplies	229	13	75	317
Bad debt expense	—	—	63	63
Interconnection costs	159	—	—	159
Cost of international outbound calls	111	—	—	111
Lease of circuits	56	—	—	56
Fees for services	63	56	140	259
Advertising	—	—	225	225
Agent commissions and distribution of prepaid cards commissions	—	—	548	548
Other commissions	—	2	111	113
Roaming	137	—	—	137
Charges for TLRD	445	—	—	445
Cost of voice, Internet and data equipment sales	26	—	—	26
Transportation and freight	16	7	60	83
Insurance	3	4	5	12
Energy, water and others	43	5	13	61
Rental expense	44	3	3	50
International and satellite connectivity	27	—	—	27
Others	49	2	3	54

Total	$3,521	267	1,717	5,505

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—		332	—	(a)	52		—	—	—	—

Not due
First quarter 2009	1,089		677	149		1,699		63	114	323	30
Second quarter 2009	—		—	24		14		374	43	295	8
Third quarter 2009	—		—	14		2		—	34	—	4
Fourth quarter 2009	—		—	14		2		918	46	—	4
January 2010 thru December 2010	6		—	71		7		688	22	—	12
January 2011 thru December 2011	—		—	10		20		—	17	—	11
January 2012 and thereafter	—		—	6		—		—	44	—	86
Not date due established	1		—	—		—		—	—	224	37

Total not due	1,096		677	288		1,744		2,043	320	842	192

Total as of December 31, 2008	1,096		1,009	288		1,796		2,043	320	842	192

Balances bearing interest	1,095		331	—		—		2,043	—	—	14
Balances not bearing interest	1		678	288		1,796		—	320	842	178

Total	1,096		1,009	288		1,796		2,043	320	842	192

Average annual interest rate (%)	4.19	(b)		—		—	(c)		—	—	6.00

(a)	At the date of issuance of these consolidated financial statements, $38 has been cancelled.
(b)	$45 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $123 bear 50% over the Banco Nación Argentina notes payable discount rate and $163 bear 28.46%.
(c)	See Note 8.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

17. Subsequent events

¿	Derivatives related to Telecom’s Notes

In January 2009, the Company entered into two derivative contracts (an Euro “Zero Cost Collar” and a yen NDF, both maturing in April 2009) as supplementary of the contracts mentioned in Note 4.t.2.a, to hedge its exposure to foreign currency fluctuations with respect to the Euro and Japanese yen-denominated Notes. The terms of the contracts are related to: i) the purchase of a “Call Option” for an amount of € 80.3 million and the sell of a “Put Option” for an equal amount, with a strike price of 1.36 US$/€ and 1.2795 US$/€, respectively; and ii) the purchase of a total amount of Japanese yen 5,120 million for a fixed forward price of 88.88 Yen/US$.

¿	Purchase of Notes of Personal

As of the date of issuance of these consolidated financial statements, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 3,968,000 of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures.

¿	Nucleo’s new loans

In February 2009, Nucleo has renewed two loans with banks with operations in Paraguay for: (i) a total amount of Guaranies 12,000 million (equivalent to $8) with a maturity date of five months and a payment of accrued interests that shall be made quarterly and (ii) a total amount of Guaranies 12,300 million (equivalent to $9) with a maturity date of twelve months and a payment of accrued interests that shall be made monthly. Additionally, Nucleo has entered into a new loan for a total amount of Guaranies 12,000 million (equivalent to $8) with a maturity date of six months and a payment of accrued interests that shall be made quarterly.

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Juan C. Grassi

Buenos Aires, Argentina

March 6, 2009

Management’s Report on Internal Control Over Financial Reporting

Telecom Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom Group as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles (Argentine GAAP) and reconciling the Argentine GAAP figures to US GAAP. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Argentine GAAP and reconciled to US GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2008. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2008 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Franco Bertone	Valerio Cavallo
General Director of Operations	Chief Financial Officer

Buenos Aires, Argentina March 6th, 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF DECEMBER 31, 2008

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached a Net income of $961 for the fiscal year ended December 31, 2008 or +9% when compared to the previous year (“FY07”). If Publicom sales effects were not contemplated, Net income would have grown by 23% vs. FY07.

Moreover, OPBDA increased by 9% (+$278) to $3,330 (31% of consolidated net revenues).

	Years ended December 31,
Continuing operations	2008	2007
Net sales	10,608	9,074
Cost of services	(5,648)	(4,973)

Gross profit	4,960	4,101
General and administrative expenses	(368)	(313)
Selling expenses	(2,551)	(2,152)

Operating income	2,041	1,636
Financial results, net	(265)	(441)
Other expenses, net	(268)	(98)

Net income before income tax and minority interest	1,508	1,097
Income tax expense, net	(535)	(292)
Minority interest	(12)	(23)

Net income from continuing operations	961	782
Net income from discontinued operations	—	102

Net income	961	884

Net income per share (in pesos)	0.98	0.90

2. Company activities

¡	Net sales

During FY08, consolidated net revenues increased by 17% (+$1,534 vs. FY07) to $10,608, mainly fueled by the cellular and broadband businesses.

	Years ended December 31,
	2008	2007
Voice	2,701	2,601
Internet	735	528
Data transmission	217	173

Voice, data and Internet	3,653	3,302
Wireless – Personal	6,565	5,339
Wireless – Nucleo	390	433

Total net sales	10,608	9,074

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During FY08, revenues generated by these services amounted to $3,653, +11% vs. FY07, where Internet revenues have grown the most (+39% vs. FY07).

➢	Voice

Total revenues for this service reached $2,701 (+4% vs. FY07). The results of this line of business are still affected by frozen tariffs of regulated services.

                Monthly Charges and Supplementary Services increased by $53, or 7% vs. FY07, to $799, as a consequence of a higher number of lines in service (+2%), which reached 4.3 million lines, and the 19% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $1,237, an increase of 1% vs. FY07, as a consequence of a slight decrease of 3% in minutes affected by the mobile substitution, reflecting a small decrease in local and national long distance traffic. Otherwise, international traffic continued growing by 10% vs. FY07.

Interconnection revenues amounted to $400 (+7% vs. FY07), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Other revenues reached $265 (+5% vs. FY07). This evolution is the consequence of an increase in billing and collection fees as well as in voice, data and internet equipment sales despite a decrease in Public Telephony revenues (-$31), which was affected by the development of the mobile service.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2008

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

➢	Data transmission and Internet

Data transmission revenues amounted to $217 (+25% vs. FY07), generated by the offering of new solutions to the corporate market geared towards addressing internal necessities related to infrastructure. This has enhanced its position as an integrated provider of innovative ICT solutions (connectivity, housing and hosting). In this line, in July 2008, Telecom acquired the shares of Cubecorp Argentina S.A., a world class infrastructure datacenter located in Buenos Aires, in order to maximize its datacenter services.

Revenues related to Internet reached $735 (+207 or 39% vs. FY07), mainly due to the substantial expansion of broadband service, driven by better network coverage, commercial promotions and innovation of the service portfolio.

During the fourth quarter, and in line with the increase of the market, in November, Telecom reached one million ADSL clients. As part of this milestone, the company carried out several extensive promotions through TV, visual advertisements, radio and Internet media.

During this quarter, Telecom continued promoting Arnet Go, the first broadband service that combines ADSL technology for home internet access using a Wi-Fi modem, and the mobile internet access through Telecom Personal’s 3G networks.

As of December 31, 2008, Telecom reached 1,042,000 ADSL customers (+33% vs. FY07). Lines with these types of connections represent approximately 24% of Telecom’s fixed-lines in service.

Cellular Telephony

Cellular Telephony continues expanding, increasing its participation in the Group’s total revenues (66% vs. 64% in FY07). During FY08, this business generated revenues of $6,955 (+20% vs. FY07). As of the end of December 2008 total subscribers reached 14.4 million representing an increase of 0.6 million subscribers when compared to September 30, 2008 and 2.1 million vs. FY07.

➢	Personal in Argentina

As of the end of December 2008, Personal reached 12.6 million subscribers in Argentina (+1.9 million, or +18% vs. FY07). 4Q08 experienced the highest increase of 2008, adding 0.6 million subscribers.

Approximately 66% of the overall subscriber base is prepaid and 34% is postpaid (including “cuentas claras” plans).

Total voice traffic increased by 16% vs. FY07 while outgoing SMS traffic increased from a monthly average of 883 million messages in FY07 to 1,454 million (+65%) in FY08. Because of this raise in traffic and the increasing use of value-added services, the Average Monthly Revenue per User (“ARPU”) increased to $41 pesos in FY08, compared to $39 pesos in FY07. Meanwhile, the ARPU in 4Q08 amounted to $42 pesos, stable when compared to 4Q07.

Revenues totaled $6,565 (+$1,226 or +23% vs. FY07). Service revenues increased by $1,097 or 23% vs. FY07, reaching $5,853; furthermore, value-added services totaled $1,735 (+$471 or 37%, vs. FY07), 30% of service revenues. Additionally, handset sales grew by $129 (+22%) compared to FY07, reaching $712.

During 4Q08, Personal continued developing its commercial efforts focusing on different segments. That is why it launched original packs, with the purpose of providing Personal´s customers with more flexibility and convenient offers.

Furthermore, Personal continued to expand 3G network coverage, as well as the offer of new Smartphones, Mobile Broadband USB Modems and Netbooks. Additionally, the Company expanded its commercial offices, opening new customer centers in Viedma (Rio Negro), San Rafael (Mendoza), Comodoro Rivadavia (Chubut), Villa María (Córdoba) and Rio Cuarto (Córdoba).

Moreover, Personal continued providing innovative value added services, as the download of CNN en Español contents.

In line with its focus strategy in music, Personal put into practice several promotional actions such as handsets with music related contents.

Finally, Personal closed FY08 having strengthened its leadership position in brand recognition, with particular focus in youth segment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2008

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

➢	Nucleo

Personal’s controlled subsidiary that operates in Paraguay generated revenues equivalent to $390 during FY08 (-10% vs. FY07).

The global crisis affected Paraguayan economy, where the depreciation of its currency and a lower level of activity were the last evident effects.

The devaluation of the Guaraní in the 4Q08 originated a reduction in revenues due to the consequent conversion of the full year revenues to the end of period exchange rate. The Guaraní appreciated 18% against the dollar in the first half, but with the deepening of the financial crisis in October, it suffered a strong depreciation of 23%. This conversion effect had a negative impact of $46 in revenues of 4Q08 and FY08.

By the end of December 2008, the subscriber base reached approximately 1.8 million customers (+12% vs. FY07). Prepaid and Postpaid customers represented 90% and 10%, respectively.

¡	Operating costs

The Cost of services, administrative expenses and selling expenses totaled $8,567 in FY08, which represents an increase of $1,129, or +15%, vs. FY07. This increase in costs is a consequence of the increase in revenues, inflationary effects on the costs structure, and higher expenses related to the competition in the cellular business and internet.

	Years ended December 31,
	2008	2007
Salaries and social security	(1,217)	(960)
Taxes	(825)	(660)
Maintenance, materials and supplies	(541)	(447)
Bad debt expense	(67)	(71)
Interconnection costs	(156)	(151)
Cost of international outbound calls	(145)	(138)
Lease of circuits	(124)	(101)
Fees for services	(389)	(300)
Advertising	(388)	(306)
Agent commissions and distribution of prepaid cards commissions	(769)	(704)
Other commissions	(159)	(130)
Roaming	(177)	(151)
Charges for TLRD	(764)	(609)
Cost of voice and data equipment sales and wireless handsets	(1,026)	(893)
Others	(531)	(401)

Subtotal	(7,278)	(6,022)
Depreciation of fixed assets	(1,267)	(1,377)
Amortization of intangibles assets	(22)	(39)

Operating costs	(8,567)	(7,438)

The cost breakdown is as follows:

- Salaries and Social Security Contributions: totaled $1,217 (+27% vs. FY07), affected by increases in salaries and social security imposed by law, the increase in mobile headcount that accompanied the evolution of the cellular business, and the absorption of 46 employees from Cubecorp S.A.

- Taxes: reached $825 (+25% vs. FY07), influenced mainly by a higher rates in turnover taxes and additional charges related to Universal Service.

- Maintenance, materials and supplies reached $541 (+21% vs. FY07), mostly due to an increase in costs that followed inflation.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits): amounted to $1,366 (+19% vs. FY07) generated by higher traffic between cellular operators that accompany the increase in revenues.

- Fees for services: reached $389 (+30% vs. FY07), mainly caused by the evolution of prices that followed inflation.

- Agents, prepaid card commissions and other commissions: were $928 (+11% vs. FY07), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as a higher volume of revenues was registered.

- Advertising: amounted to $388 (+27% vs. FY07) oriented towards supporting the commercial activity in cellular telephony and Internet, and to strengthen the brand position of the Telecom Group.

- Cost of handsets sold: totaled $1,026 (+15% vs. FY07) mainly due to an increase in the number of terminals sold. Despite this, handset subsidies were less than in FY07 and represented $268 (-$17 vs. FY07).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2008

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

- Others Costs (includes bad debt expense, cost of directories publishing, transportation and freight, insurance, energy, water and others, rental expense and international and satellite connectivity: totaled $598 (+27% vs. FY07). This increase was due to the inflationary effects on related services.

- Depreciation of Fixed and Intangible Assets: reached $ 1,289 (-9% vs. FY07). Fixed-line telephony totaled $822 (-1% vs. FY07) and Cellular telephony $467 (-21% vs. FY07), as TDMA technology depreciation charges ended in March 2008.

¡	Financial results, net

Financial results, net resulted in a loss of $265, an improvement of $176 vs. FY07. This was due to $110 less net interest, the positive effect of $61 of holding results generated by inventories and the gain on purchase of notes of $34. This positive impact compensated the loss of $32 registered in foreign currency exchange losses.

¡	Net financial debt

As of December 31, 2008, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments for Notes) amounted to $912, a reduction of $1,143 as compared to December 2007.

From October 16, 2008 to December 31, 2008, Telecom Argentina and Telecom Personal purchased Notes pursuant to market purchase transactions. In the case of Telecom Argentina, it has acquired an aggregate principal nominal amount of euros 78,940,277 of Telecom’s Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding amount of euros 32,491,818). In the case of Telecom Personal, it has acquired an aggregate principal amount of US$ 40,098,000 of Personal´s Series 3 Medium Term Notes due 2010. These notes were acquired in market transactions, with both companies’ cash.

During January 2009, Personal purchased a nominal amount of US$3,968,000 Series 3 Notes due 2010. These notes were acquired in market transactions, with Personal’s cash.

The Notes acquired were cancelled according to the terms and conditions of the Indenture.

¡	Capital expenditures

During FY08, the Company invested $1,597 (excluding materials), in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses ($834) and cellular business ($763).

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

In relative terms, capex reached 15% of the revenues, within industry standards.

Furthermore, due to a careful management of capex, Telecom reached a ratio of operating profit to net investment capital of 36% for FY08.

¡	Other Commercial Initiatives

Related to the corporate market, during 4Q08 Telecom continued enhancing its position as an integrated provider of innovative ICT solutions, conceived to satisfy specific needs of each business segment and contribute to the improvement of government administration.

During this quarter, Telecom Argentina was distinguished with a certification that endorses the fulfillment of Communication “A 4609” from the Central Bank of Argentina to its datacenters in Cordoba and Bosque Alegre’s housing service, adding to those received for the Buenos Aires datacenter. This certification is a requirement to provide services to financial entities, one of the segments that have grown the most during the year.

Likewise, during December, Telecom validated ISO 9001:2000 certifications for the third time, originally obtained in 2001, related to wholesale client procedures in order to improve quality administration and enhance standard solutions offered to that segment.

¡	Recent Relevant Matters

Standard & Poor’s Ratings Services announced on February 12, 2009, that it had downgraded to ‘B-’ from ‘B’ the foreign currency ratings on Telecom Argentina and Telecom Personal in line with the increase in Convertibility and Transferability risk assigned to Argentina. Additionally, Standard & Poor’s, has also rated the local currency ‘B’ for both companies in Credit Watch as it reviews the impact of other country risks factors.

On January 1, 2009, Telecom incorporated by merger Cubecorp Argentina S.A a “world class infrastructure” datacenter with the objective of simplifying administration and taking advantage of professional and qualified staff from both companies. As part of this agreement, a migration plan was initiated to transfer Telecom Argentina and Telecom Personal data centers to Pacheco, Buenos Aires Province premises.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2008

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

¡	Closing prices of Class “B” Shares of the Company

Month	2005	2006	2007	2008	2009
January	6.44	7.97	12.75	12.80	5.86
February	8.11	7.74	13.00	14.50	5.45
March	7.07	8.20	13.05	13.50
April	6.69	7.75	13.80	11.25
May	7.03	6.75	17.20	12.15
June	6.96	7.00	15.25	9.35
July	7.20	7.87	13.75	8.33
August	6.95	8.43	16.50	8.24
September	7.40	8.52	15.65	7.98
October	7.92	9.25	15.25	4.40
November	8.15	10.50	16.80	5.80
December	7.90	11.90	14.30	6.00

Annual increase (decrease)	23%	51%	20%	(58)%

¡	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2008:
March 31,	2,480	879	534	(60)	272
June 30,	2,571	808	515	52	341
September 30,	2,738	815	491	(104)	218
December 31,	2,819	828	501	(153)	130

	10,608	3,330	2,041	(265)	961

Year 2007:
March 31,	2,058	688	358	(132)	135
June 30,	2,144	726	369	(86)	252
September 30,	2,313	838	474	(105)	227
December 31,	2,559	800	435	(118)	270

	9,074	3,052	1,636	(441)	884

Year 2006:
March 31,	1,611	546	197	(183)	3
June 30,	1,737	575	224	(114)	96
September 30,	1,894	609	254	(116)	65
December 31,	2,130	555	219	(71)	80

	7,372	2,285	894	(484)	244

3. Summary comparative consolidated balance sheets

	As of December 31,
	2008	2007	2006	2005	2004
Current assets	2,592	2,384	1,767	1,542	4,439
Non current assets	7,057	6,787	6,953	7,021	7,889

Total assets	9,649	9,171	8,720	8,563	12,328

Current liabilities	4,061	3,643	3,373	2,206	10,232
Non current liabilities	1,487	2,419	3,146	4,449	1,540

Total liabilities	5,548	6,062	6,519	6,655	11,772

Minority interest	81	79	72	41	30
Shareholders’ equity	4,020	3,030	2,129	1,867	526

Total liabilities, minority interest and Shareholders’ equity	9,649	9,171	8,720	8,563	12,328

4. Summary comparative consolidated statements of operations

	Years ended December 31,
	2008	2007	2006	2005	2004
Net sales	10,608	9,074	7,372	5,668	4,451
Operating costs	(8,567)	(7,438)	(6,478)	(5,171)	(4,057)

Operating income	2,041	1,636	894	497	394
Gain on equity investees	—	—	5	7	—
Financial results, net	(265)	(441)	(484)	(308)	(1,173)
Other expenses, net	(268)	(98)	(184)	(162)	(78)
Gain on debt restructuring	—	—	—	1,424	209

Net income (loss) before income tax and minority interest	1,508	1,097	231	1,458	(648)
Income tax benefit (expense), net	(535)	(292)	22	(119)	(24)
Minority interest	(12)	(23)	(22)	(8)	3

Net income (loss) from continuing operations	961	782	231	1,331	(669)
Loss from discontinued operations	—	102	13	3	3

Net income (loss)	961	884	244	1,334	(666)

Net income (loss) per share (in pesos)	0.98	0.90	0.25	1.36	(0.68)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2008

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Statistical data (in physical units)

¡	Voice, data and Internet

Fixed telephone service

	2008		2007		2006		2005		2004
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,848,369	(34)	3,878,965	(187)	3,871,471	4,382	3,828,147	2,338	3,803,006	2,334
NGN lines	594,260	136,160	359,577	239,277	25,166	12,866	—	—	—	—
Installed lines	4,442,629	136,126	4,238,542	239,090	3,896,637	17,248	3,828,147	2,338	3,803,006	2,334
Lines in service (a)	4,298,820	6,415	4,207,744	38,081	4,094,653	38,362	3,949,911	43,699	3,790,298	40,334
Customers lines	3,936,600	14,297	3,849,252	31,114	3,749,931	33,763	3,625,032	42,595	3,484,394	31,368
Public phones installed	58,375	(2,866)	70,550	(4,563)	81,568	(674)	82,771	(1,180)	83,847	561
Lines in service per 100 inhabitants (b)	22.1	—	21.8	0.2	21.4	0.2	20.8	0.2	20.1	0.2
Lines in service per employee	384	11	367	2	356	(1)	347	2	336	8

(a)	Includes direct inward dialing numbers that do not occupy installed lines capacity.
(b)	Corresponding to the northern region of Argentina.

Internet

December 31,	2008		2007		2006		2005		2004
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,042,000	66,000	783,000	106,000	457,000	82,000	226,000	38,000	128,000	15,000
Dial Up subscribers	65,000	(3,000)	76,000	(4,000)	88,000	(8,000)	118,000	(12,000)	145,000	(5,000)

Total subscribers	1,107,000	63,000	859,000	102,000	545,000	74,000	344,000	26,000	273,000	10,000

¡	Cellular telephone service

Personal

December 31,	2008		2007		2006		2005		2004
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	1,454,000	103,000	1,134,000	121,000	759,000	76,000	546,000	27,000	461,000	35,000
“Cuentas claras” plans	2,807,000	116,000	2,470,000	151,000	2,127,000	140,000	1,566,000	356,000	543,000	163,000
Prepaid subscribers	8,303,000	404,000	7,062,000	233,000	5,539,000	534,000	4,038,000	459,000	2,831,000	263,000

Total subscribers	12,564,000	623,000	10,666,000	505,000	8,425,000	750,000	6,150,000	842,000	3,835,000	461,000

Nucleo

	2008		2007		2006		2005		2004
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	24,000	(1,000)	23,000	1,000	22,000	—	21,000	—	20,000	1,000
“Cuentas claras” plans	140,000	(6,000)	140,000	7,000	124,000	12,000	100,000	9,000	74,000	1,000
Prepaid subscribers	1,647,000	13,000	1,456,000	112,000	1,018,000	203,000	530,000	51,000	408,000	43,000

Subtotal cellular	1,811,000	6,000	1,619,000	120,000	1,164,000	215,000	651,000	60,000	502,000	45,000
Internet subscribers	15,000	2,000	7,000	2,000	—	—	—	—	—	—

Total subscribers	1,826,000	8,000	1,626,000	122,000	1,164,000	215,000	651,000	60,000	502,000	45,000

6. Consolidated ratios

December 31,	2008	2007	2006	2005	2004
Liquidity (1)	0.64	0.65	0.52	0.70	0.43
Solvency (2)	0.74	0.51	0.34	0.29	0.05
Locked up capital (3)	0.73	0.74	0.80	0.82	0.64
Pretax return on capital (4)	0.27	0.34	0.12	1.11	(0.80)

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest/Total liabilities.
(3)	Non current assets/Total assets.
(4)	Net income (loss)/Shareholders’ equity average.

7. Outlook

The Telecom Group is starting the next fiscal year backed by a solid financial situation as well as a solid market position.

Our customers base has reached 4.3 million fixed lines, 1.1 million broadband and Internet connections, and 14.4 million cellular subscribers. In every business segment, the market share has increased or remained stable. Due to this fact, the Company is considered to be one of the leading companies in the Argentine telecommunications sector. The Company has positioned itself in such place without neglecting its commitment to generate economic value for its shareholders. Improvement in profitability, net profit over sales ratio, and return on net invested assets continues. In addition, the strong cash flow generation has allowed to increase our capital expenditures, to acquire a new company and, at the same time, to substantially reduce our financial debt.

Our objective for 2009 is to reinforce the results achieved in the present fiscal year, following the strategy of increasing our customer base as well as our revenues in every business segment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2008

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Growth in fixed line telephony is estimated to continue in line with the evolution of past years as the market reaches maturity. The expansion of the broadband business is the main driver of growth, where the Arnet brand is in an excellent position to capture the opportunities offered by the market, not only coming from segments of individual customers but also in corporate accounts, including small and medium size enterprises and large accounts. The combined offer of fixed, mobile and data services together with the data center capabilities that have gained strength with the acquisition of Cubecorp, will allow the Telecom Group to be in a more competitive position to be selected by customers as a strategic supplier of telecommunications and related services.

Moreover, in the Voice, data and Internet business, the implementation of the commitments included in the Letter of Understanding signed with the Argentine Government in March 6, 2006 together with the necessary tariff modifications for regulated services still remain pending. The resolution of these aspects will contribute to a new realignment of Telecom Argentina’s financial equation that in turn will allow to continue with technological innovations necessary for the development of the infrastructure of the country. In this context, the Company will continue paying special attention to its costs structure as it has shown increases during fiscal year 2008 due to the effect of inflation, resulting in a deterioration of profitability margins.

Another pending issue in the agenda of the Regulatory Authority is the implementation of the Universal Service Fund, which shall compensate incumbent operators for loss-making services that have been rendered since 2001, and that shall allow access to basic services of low income segments and to areas not yet covered by telecommunications services.

In 2009, the Cellular Telephony shall continue to expand its subscriber base but at a more moderate pace as compared to that shown in recent years. However, the positioning of the Cellular Telephony in the domestic market favors the expectation that we will grow in market share, not only in terms of customers, but also in revenues. The strategy of acquiring high value customers and stimulating consumption through the launch of new services and products will continue, not only to keep the loyalty of existing customers, but also to make Personal the preferred brand in the Argentine cellular industry. One of the most important drivers of growth will continue to be the expansion of value added services (in 2008 it represented approximately 30% of Personal’s Services Sales). It is also expected that the offer of mobile Internet, launched under the umbrella of Telecom Group brand Arnet, shall strengthen the growth of these services, supported by the deployment of the third generation network shall allow higher speeds in data transmission and the increase in the number of locations where the service is available.

In order to provide our customers with newer and better services, during the next fiscal year the Telecom Group shall continue with its investment plans which shall demand an amount equivalent to 14% of its consolidated net Sales. Telecom Argentina shall invest to sustain the growth in broadband services, to continue developing the next generation network (NGN), to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and a special effort will be put in extending 3G technology coverage and bandwidth for mobile data transmission.

The international financial crisis that has unfolded in the last months of 2008 and has deepened at the beginning of 2009 represents an important challenge that the Telecom Group and the rest of the companies in the country will need to overcome. The main question is to know to which extent this global phenomenon shall affect Argentine economy, and in particular the financial condition of our customers.

The characteristics of services and consumer preferences shown in recent economic crises allow us to expect that this downturn will not have a substantial impact on the Telecom Group. On the other hand, the risk of uncollectible receivables is limited by the atomization of the portfolio of customers and the effect of revenues generated by pre-paid customers in the mobile segment.

The Telecom Group is in an excellent financial position: there are no financial commitments during the next fiscal year which cannot be settled by the internal cash flow generation. The financial indicators have improved during fiscal year 2008 and it is estimated that they will continue to improve during the following fiscal year. We consider that in 2009 the level of its financial net loss will continue to decrease.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2008

VII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The Company was able to revert the cumulative loss in retained earnings originated by the impact of Peso devaluation occurred in fiscal year 2002, and, for the first time since then, it now presents cumulative profits. Once the total amount for the Legal Reserve consisting of $277 million is reconstituted, shareholders will be able to consider the possibility of implementing once again an annual dividend policy.

The strategy implemented by the Management of the Company introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of our customers in a dynamic telecommunications market. The investment plan is based on this vision of the future and it is supported by the commitment of the Telecom Group with the country and its people.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2008

VIII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares traded (in million)
Quarter	High	Low
December’07	16.90	14.05	16.2
March’08	15.20	12.15	14.4
June’08	13.90	9.35	34.9
September’08	9.25	6.75	29.6
December’08	8.04	3.70	29.7

NYSE
	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
December’07	26.96	21.75	18.2
March’08	23.97	18.76	15.4
June’08	21.67	14.25	19.8
September’08	14.40	10.73	16.2
December’08	12.62	5.12	25.5
* Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-3628

Argentina

Outside Argentina

JP Morgan Chase

Latam ADR Sales & Relationship Mgmt.

277 Park Avenue, 39th Floor

New York 10172

USA

Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 1-212-622-9227

USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 27, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors